EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE YEAR ENDED DECEMBER 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2015 ("Consolidated Financial Statements").

Cautionary notes regarding forward-looking statements and mineral reserves and mineral resources follow this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 3(a): Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 34: Contractual Commitments to the Consolidated Annual Financial Statements.

2.    HIGHLIGHTS

The Company remains firm in its belief that advancing the strength of its balance sheet and liquidity position to counter the impact of a lower price environment, while undertaking prudent and disciplined growth is appropriate to pursue its value creation proposition.

For the year ended December 31, 2015 (unless otherwise specified)

Financial

•	Revenue from continuing operations of $1.8 billion on the sale of 1,248,401 ounces of gold, 8.9 million ounces of silver, and 126.0 million pounds of copper(i).

•
Net loss from continuing operations of $2.1 billion or $2.24 per share basic and diluted, after a non-cash impairment charge of $1.8 billion (net of tax) and a $210.0 million charge arising from a non-cash tax expense relating to unrealized foreign exchange rate fluctuations. After eliminating the impact of the aforementioned impairment charge and exchange rate fluctuations, adjusted loss(ii) from continuing operations was $73.6 million or $0.08 per share.

•	Mine operating earnings from continuing operations of $195.0 million.

•
Cash flows of $531.8 million from operating activities after changes in working capital and cash flows of $670.6 million from operating activities before net change in working capital(ii). These include $148 million from the receipt of advance deposits relating to the metal purchase agreements entered into in the fourth quarter of 2015. Net changes in working capital was predominantly driven by the following items, underpinned by the Company’s focus on improving its financial strength:

◦	Reduction in trade payables of $87.8 million, compared to December 31, 2014,

◦	Repayment of $29.5 million with respect to the accounts receivable financing credit, and

◦	Repayment of $22.5 million with respect to the loan from Alumbrera.

•	Other improvements in financial strength evidenced during the year include:

◦	Debt reduction initiatives leading to a reduction of debt of over $286 million, lower by 14% compared to December 31, 2014,

◦	Capital expenditures reduction of 43%, compared to December 31, 2014, and

◦
Revision to dividend policy reducing annual dividend payments from $55.2 million in 2015, to approximately $29 million(iii) in 2016 and to approximately $19 million(iii) in 2017 and thereafter. The reduced budgeted outlays in 2016 to 2018, totalling approximately $100 million, are expected to partially fund the construction of Cerro Moro.

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Operational

•	Record total production of 1.28 million ounces of gold in line with expectations.

•	Annual gold production from continuing operations 8% higher than 2014 with individual mine highlights as follows:

◦	Record production from Canadian Malartic of 285,809 ounces of gold.

◦	Record production from Gualcamayo of 180,674 ounces of gold.

◦	Record production from Minera Florida of 112,580 ounces of gold, representing a 12% increase in production over 2014.

◦	Production from Chapada of 119,059 ounces of gold, representing a 11% increase in production over 2014.

◦	Production from Jacobina of 96,715 ounces of gold, representing a 28% increase in production over 2014.

•	Significant quarterly production increases over the fourth quarter of 2014 include an increase of 18% at Chapada, 10% at Canadian Malartic, 15% at Gualcamayo and 37% at Jacobina.

•	Cash costs(ii)of $596 per ounce of gold ($662 per ounce of gold on a co-product basis).

•	All-in sustaining costs(ii) ("AISC") of $842 per ounce of gold, 2% lower than 2014 ($868 per ounce of gold on a co-product basis, 9% lower than in 2014).

•	Silver production of 9.0 million ounces at cash costs of $7.12 per ounce and AISC of $10.81 per ounce.

•	Copper production from Chapada of 131.0 million pounds at cash costs of $1.46 per pound of copper, representing a decrease in costs of 13% over 2014.

Strategic Developments and Updates

•
On February 17, 2016, the Company's Brio Gold Division ("Brio Gold") entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it would acquire all right, title and interests in the Riachos dos Machados gold mine ("RDM") in Minas Gerais State from Macquarie Bank and Carpathian Gold. Upon closing of this transaction, no later than March 31, 2016, Brio Gold will fund approximately $51 million in total consideration, including expenses. RDM is a producing open-pit mine with a production capacity of approximately 100,000 ounces of gold per year at an estimated average AISC of less than $800 per ounce over a seven year mine life based on current mineral reserves. Based on the expected accretive nature of this transaction, the addition of RDM to the Brio portfolio of mines and projects is consistent with the objective of ultimately maximizing the value of the Brio Gold portfolio.

•
On October 27th, 2015, the Company entered into three metal purchase agreements with Sandstorm Gold Ltd. ("Sandstorm"), a gold streaming company. Sandstorm paid the Company an advanced payment of $148 million and has issued the Company 15 million common share purchase warrants with a strike price of $3.50 and a term of five years (valued at $18.4 million).  Sandstorm will also pay the Company an additional $4 million, payable on April 26th, 2016.  The metal purchase agreements include a silver purchase transaction referenced to production from Cerro Moro, Minera Florida and Chapada, a copper purchase transaction referenced to production from Chapada, and a gold purchase transaction referenced to production from Agua Rica.  The full amount of the advanced payment was used to reduce the balance outstanding on its revolving credit facility.

•	Improved overall debt levels of the Company by triggering an early conversion of the Company's 6.875% convertible unsecured subordinated debentures, assumed on the acquisition of Canadian Malartic.

•
Continuing to build on the existing Canadian platform, the Company acquired 100% of all issued and outstanding common shares of Mega Precious Metals Inc. ("Mega Precious"), a Canadian-based exploration company with a number of projects in Canada, the most significant of which is the Monument Bay gold/tungsten project located in northeastern Manitoba. Total consideration paid by the Company was $14.5 million.

•
On February 3rd, 2015, the Company closed on a C$299.3 million bought deal offering of 56.5 million common shares at a share price of C$5.30 per share. The net proceeds of the offering were used to reduce the amount outstanding under the Company’s revolving credit facility thereby further strengthening the balance sheet and providing flexibility to fund its internal growth opportunities.

Construction and Development

•
With respect to the development of Cerro Moro, following the preparations in 2015, the 2016 work program envisages the prudent ramp-up of site construction activities, the continuation of detailed engineering as well as the advancement of underground mining, in order to gain a better understanding of in-situ mining conditions. The current development schedule continues to project initial production the first quarter of 2018. This schedule allows for further exploration drilling to take place to increase the size of the Cerro Moro mineral resources, in addition to improving the current mineral resource categorization.

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Exploration

•
El Peñón, Chile - Drilling at the Ventura vein advanced with results continuing to support the economic potential of the target and the objective of upgrading the mineral resources. Narrow, high-grade results at Abundancia W, Borde W, Bonanza Hanging Wall and other vein structures continue to support exploration of secondary structures adjacent to larger, primary structures. At Aleste Sur-Sur and Dorada Sur, results support the potential of a high-grade gold and silver mineral zone that remains open to the south and is accessible from current mine development.

•	Chapada, Brazil - Drilling at Sucupira continued and to date have outlined a 1.5 kilometre high grade extension of the mineralization.

•	Gualcamayo, Argentina - Drilling returned multiple additional oxide intercepts of potential ore from QDD Lower West ("QDDLW") with results pending.

•	Minera Florida, Chile - Positive assay results continue to support the objective of upgrading mineral resources and mineral reserves replacement.

•
Monument Bay, Canada - The fall drill program returned positive results and support gold and tungsten mineralization at higher grades compared to previous block model. These results are included in an updated mineral resources model for Monument Bay.

•	Canadian Malartic Properties, Canada -

◦	Kirkland Lake - Assays returned significant high grade results and in light of the positive results to-date, the mineral resource estimate was updated.

◦	Pandora - Results have been encouraging and support high grade mineralization.

◦
Odyssey - Drilling to date supports the focus on the Canadian Malartic block model to further define the potential of near pit targets that provide potential sources of ore for the Canadian Malartic mill.

(i)	Excluding attributable sales from Alumbrera.

(ii)	A non-GAAP measure - Refer to Section 14.

(iii)	"Core assets" or "core operations" include Chapada, El Peñón, Gualcamayo, Mercedes, Canadian Malartic, Minera Florida and Jacobina.

(iv)	Based on the number of outstanding common shares as at the end of 2015.

3.    OUTLOOK AND STRATEGY

Yamana takes a portfolio approach to managing its business and every mine and asset in the portfolio is evaluated based on production, costs, potential and planned returns. The Company is disciplined with regards to its assets and strives to create value by setting key performance indicators and monitoring performance at each asset against these indicators. The Company will look at alternative options to realize value if an asset does not meet its key performance indicators and will consider monetization in the right circumstances.

Within the Company's portfolio, it has designated certain assets as core and others as non-core. In general, the Company looks at a balance among size and scale, cost, location, opportunity for development and improvement. In addition, the Company evaluates the amount of management time required by a given asset compared to the value, potential and opportunity associated with the asset. In this context, the Company will consider monetization of non-core assets in the right circumstances as it strives to maximize the value received for assets, but will not sell an asset if the asset carries more value in the portfolio than a potential sale can realize. The Company will continue to look to strike the appropriate balance between realizing value and expediency when considering asset sales.

In early 2015, the Company designated certain assets to be placed in a separate division and established Brio Gold Inc. ("Brio Gold") as a subsidiary to hold those assets which include Pilar, Fazenda Brasileiro and C1 Santa Luz. Over the course of 2015, Pilar and Fazenda Brasileiro were able to improve the quality of production, improve costs, increase cash flow and earnings before interest, taxes, depreciation and amortization ("EBITDA") generation, improve mineral resource models and mine plans, and increase mine lives. Given the significant operational improvements at these assets, it has been concluded that they currently carry considerably more value within the Company's portfolio than outside the Company.

The Company remains committed to debt reduction and cost improvements.  Following debt reduction initiatives of over $286 million during 2015, the Company plans a further debt reduction of at least $300 million between 2016 and 2017. This will be achieved through organic generation of cash flow and other available means, including the monetization of secondary metals and assets.  While there are not yet any finalized plans in respect of any of these monetization initiatives, the Company continues to consider the many alternatives available to it.

The Company believes in maintaining a strong balance sheet and ensuring financial flexibility through the prudent use of its revolving credit facility. Furthermore, the debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term with a total of $113 million scheduled debt payments by the end of 2017. The Company targets Net Debt/EBITDA between 1.5 to 2.0 times, which the Company believes to be prudent financial policy and planning. The Company expects improvements in the Net Debt/EBITDA ratio starting

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immediately in 2016. During the transition to this target level, leverage between 2.0 and 2.5 times will be targeted. The Company expects to achieve its target levels through organic generation of cash flows at prevailing gold prices. Acceleration of the debt reduction or improvements in the gold price would advance and accelerate these goals.

Building on the success of 2015, a record production setting year, for 2016, the Company intends to continue to focus on liquidity and cash flow while continuing optimization initiatives to deliver organic growth. This will firmly position the Company to be able to respond to current economic conditions.

For 2016, the Company expects to deliver gold production of between 1.23 million and 1.31 million ounces of gold. Silver production is projected at between 6.9 million and 7.2 million ounces of silver and copper production is projected at between 122 million and 125 million pounds. These numbers exclude any share of production from the Company’s interest in Alumbrera. The Company has increased confidence in 2016 production guidance as a result of the achievements of 2015, which include: streamlined operations and management; improved core management in exploration, development, operations and health and safety; improved mineral resource models and mine plans; and improved timing relating to the evaluation and development of projects and development at existing mines.

The Company is targeting continuous production growth, and will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile. The Company will also continue to pursue organic production growth opportunities from the Cerro Moro project, Chapada expansion, Canadian Malartic developments, Monument Bay project, Kirkland Lake opportunities and Deep Carbonates project.

2016 - 2018 Production Guidance

Estimated Production	2016E	2017E	2018E
Gold (oz.)
Chapada	116,000 - 122,000	110,000	90,000
El Peñón	235,000 - 250,000	245,000	245,000
Canadian Malartic (50%)	280,000 - 290,000	300,000	305,000
Gualcamayo	150,000 - 165,000	155,000	150,000
Mercedes	85,000 - 90,000	88,000	82,000
Minera Florida	110,000 - 115,000	110,000	110,000
Jacobina	110,000 - 115,000	120,000	130,000
Pilar (i)	85,000 - 90,000	100,000	98,000
Fazenda Brasileiro (i)	63,000 - 68,000	65,000	65,000
Cerro Moro	—	—	76,000
Total Gold Production	1,234,000 - 1,305,000	1,293,000	1,351,000
Silver (oz.)
Chapada	270,000 -278,000	270,000	245,000
El Peñón	5,800,000 - 6,000,000	5,800,000	6,000,000
Mercedes	345,000 - 365,000	355,000	335,000
Minera Florida	500,000 - 530,000	515,000	525,000
Cerro Moro	—	—	3,347,000
Total Silver Production	6,915,000 - 7,173,000	6,940,000	10,452,000
Total Copper (M lbs.) (Chapada)	122 - 125	122	115

(i)	Pilar and Fazenda Brasileiro are held within Brio Gold.

Estimated consolidated co-product and by-product cash costs for 2016 gold production are forecast to be approximately $605 and $525 per ounce of gold respectively. Estimated co-product and by-product cash costs for 2016 silver production are forecast to be approximately $7.25 and $6.20 per ounce of silver respectively. The table below provides the mine-by-mine 2016 estimated cash costs per ounce for gold and silver.

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2016 Cash Costs Guidance

2016 Estimated Cash Costs Per Oz	Co-Product		By-Product
	Gold	Silver	Gold	Silver
Chapada	$280	$2.72	($510)	($25.00)
El Peñón	$540	$7.20	—	—
Canadian Malartic (50%)	$585	—	—	—
Gualcamayo	$875	—	—	—
Mercedes	$750	$9.75	—	—
Minera Florida	$640	$8.50	—	—
Jacobina	$620	—	—	—
Pilar (i)	$560	—	—	—
Fazenda Brasileiro (i)	$610	—	—	—
Total	$605	$7.25	$525	$6.20

(i)	Pilar and Fazenda Brasileiro are held within Brio Gold.

Copper co-product cash costs at Chapada cash costs are forecast to be $1.32 per pound.

Consolidated by-product all-in sustaining costs for 2016 are targeted at below $800 per ounce of gold, and $10.20 per ounce of silver. Estimated co-product all-in sustaining costs for 2016 are forecast to be approximately $840 per ounce of gold and $10.75 per ounce of silver.

2016 Mine Site All-In Sustaining Cost Guidance and Site Sustaining Capital

	Estimated AISC(i) Per Oz		Sustaining Capital (Millions of US Dollars)
	Gold	Silver
Chapada	$350	$3.35	$40
El Peñón	$730	$10.00	$58
Canadian Malartic (50%)	$800	—	$60
Gualcamayo	$940	—	$11
Mercedes	$935	$12.15	$18
Minera Florida	$825	$11.00	$21
Jacobina	$915	—	$34
Pilar (ii)	$760	—	$19
Fazenda Brasileiro (ii)	$810	—	$13

(i)	Mine site AISC includes cash costs (including site level general and administrative expense), sustaining capital and exploration expense.

(ii)	Pilar and Fazenda Brasileiro are held within Brio Gold.

Copper co-product AISC at the Chapada mine are forecast to be $1.60 per pound, excluding any corporate overhead allocation.

For 2016, consolidated sustaining capital is expected to be approximately $275 million or approximately $200 per ounce of gold and $2.75 per ounce of silver when allocating all capital to gold and silver ounces with no consideration for copper. The Company treats copper as a by-product and applies all sustaining capital to gold and silver ounces. The above-noted sustaining capital numbers are included in the calculation of AISC.

Expansionary capital spending for 2016 is expected to be approximately $120 million and the Company remains committed to allocating capital to those opportunities that can most readily contribute to cash flow.

The Company expects to spend approximately $82 million on exploration in 2016, the focus continues to be on near mine exploration and ounces that can most quickly be brought into production and contribute to cash flow generation. Approximately 70% of exploration expenditures is expected to be capitalized.

Total capital spending is expected to be more heavily weighted to the second half of 2016.

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For 2016, depreciation, depletion and amortization ("DD&A") is expected to be approximately $470 million or approximately $302 per ounce of gold, $3.92 per ounce of silver and $0.30 per pound of copper. Expected DDA is approximately $100 million lower than previously guided, taking into consideration the impact of impairments recorded in the period.

Total general and administrative (“G&A”) expenses for 2016 are expected to be approximately $100 million, representing approximately $85 million in cash based G&A expenses and $15 million in non-cash based G&A expenses.

Key 2016 commodity and foreign exchange price assumptions, in relation to the above guidance, are presented in the table below.

2016 Metal and Currency Assumptions
Gold (US$/oz)	$1,100
Silver (US$/oz)	$14.75
Copper (US$/lb)	$2.25
C$/US$	1.35
BRL/US$	4.20
ARS/US$	15.00
CLP/US$	725.00
MXN/US$	17.00

Underpinning the commodity and foreign exchange assumptions, are the Company’s forward contracts put in place to economically hedge against the risk of declining copper prices, totalling 42 million pounds of copper as at December 31, 2015 for value dates between January 1, 2016 until June, 2016 with an average sales price of $2.20 per pound. The Company also recognizes the strong inverse correlation between the Chilean Peso and copper prices in which, if copper was to decrease in price, a corresponding devaluation to the Chilean Peso would occur, which would improve the cost structure for the Company’s Chilean operations of El Peñón and Minera Florida.

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4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Annual Financial Statistics

For the years ended December 31, (In millions of US Dollars; unless otherwise noted)	2015	2014	2013
Net loss per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(2.26)	$(1.69)	$(0.59)
Net loss from continuing operations per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(2.24)	$(1.46)	$(0.36)
Adjusted (loss)/earnings per share (i)(ii) from continuing operations attributable to Yamana Gold Inc. equity holders. - basic and diluted	$(0.08)	$0.05	$0.36
Dividends declared per share	$0.06	$0.1275	$0.26
Dividends paid per share	$0.06	$0.1775	$0.26
Weighted average number of common shares outstanding - basic (in millions)	936.6	820.8	752.7
Weighted average number of common shares outstanding - diluted (in millions)	936.6	822.5	752.7

(In millions of US Dollars; unless otherwise noted)
Net loss from continuing operations attributable to Yamana Gold Inc. equity holders	$(2,114.8)	$(1,194.9)	$(302.3)
Adjusted (loss)/earnings from continuing operations attributable to Yamana Gold Inc. equity holders (i)	$(73.6)	$41.5	$274.1
Revenue	$1,824.9	$1,835.1	$1,842.7
Mine operating earnings	$195.1	$285.8	$540.8
Cash flows from operating activities from continuing operations	$531.8	$513.9	$565.0
Cash flows from operating activities before net change in working capital (i)	$670.6	$595.0	$707.8
Cash flows used in investing activities from continuing operations	$(392.2)	$(1,081.6)	$965.5
Cash flows from financing activities from continuing operations	$(204.6)	$540.1	$283.8
Average realized gold price per ounce (iii)	$1,156	$1,256	$1,408
Average realized copper price per pound (iii)	$2.68	$3.12	$3.28
Average realized silver price per ounce (iii)	$15.71	$18.84	$23.73
Average market gold price per ounce (iv)	$1,160	$1,266	$1,411
Average market copper price per pound (iv)	$2.50	$3.11	$3.32
Average market silver price per ounce (iv)	$15.68	$19.07	$23.85

As at December 31, (In millions of Dollars; unless otherwise noted)	2015	2014 (v)	2013
Total assets	$9,518.1	$12,484.0	$11,410.7
Total long-term liabilities	$4,111.4	$5,017.3	$3,615.5
Total equity	$4,864.6	$6,732.8	$7,158.1
Working capital	$106.9	$42.6	$79.7

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations is included in Section 14 of this Management's Discussion and Analysis including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share, and additional measures.

(ii)
The dilution effect of the convertible debt recognized in net earnings is a non-cash factor which is excluded in determining Adjusted Earnings.  Therefore, the dilution effect of the convertible debt has no effect on the calculation of Adjusted Earnings per share.

(iii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iv)	Source of information: Bloomberg.

(v)
Balances have been restated, as applicable, following the finalization of the fair value determination on acquisition of Osisko Gold (refer to Note 6(a): Acquisition and Disposition of Mineral Interests to the Consolidated Annual Financial Statements for additional details).

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4.2    Annual Operating Statistics

For the years ended,	2015	2014		2015	2014
Ounces of Production	Gold			Silver
Chapada	119,059	107,447	11%	274,533	296,955	(8)%
El Peñón	227,288	282,617	(20)%	7,692,811	8,475,133	(9)%
Canadian Malartic	285,809	143,008	100%	—	—	—%
Gualcamayo	180,674	180,412	—%	—	—	—%
Mercedes	84,137	105,212	(20)%	382,943	398,137	(4)%
Minera Florida	112,580	100,076	12%	660,997	975,297	(32)%
Jacobina	96,715	75,650	28%	—	—	—%
Alumbrera (i)	24,555	39,650	(38)%	—	—	—%
Pilar (ii)	83,184	60,090	38%	—	—	—%
Fazenda Brasileiro (ii)	60,914	64,188	(5)%	—	—	—%
C1 Santa Luz (ii)	—	20,385	—%	—	—	—%
Total from continuing operations	1,274,915	1,178,735	8%	9,011,284	10,145,522	(11)%
Ernesto/Pau-a-Pique (discontinued operations)	460	18,917	(98)%	—	—	—%
Total production	1,275,375	1,197,652	6%	9,011,284	10,145,522	(11)%
Cash costs from continuing operations per ounce (iii)
Chapada	$(520)	$(879)	(41)%	$(35.00)	$(56.46)	(38)%
El Peñón	$621	$545	14%	$8.38	$7.85	7%
Canadian Malartic (i)	$596	$702	(15)%	$—	$—	—%
Gualcamayo	$814	$796	2%	$—	$—	—%
Mercedes	$887	$681	30%	$7.91	$10.75	(26)%
Minera Florida	$712	$678	5%	$9.46	$6.08	56%
Jacobina	$788	$1,078	(27)%	$—	$—	—%
Alumbrera (i)	$1,242	$(351)	(454)%	$—	$—	—%
Pilar (ii)	$708	$778	(9)%	$—	$—	—%
Fazenda Brasileiro (ii)	$702	$804	(13)%	$—	$—	—%
Cash costs from continuing operations per ounce produced (iii)	$596	$516	16%	$7.12	$5.91	20%
Co-product cash costs from continuing operations per ounce produced (iii)	$662	$665	—%	$8.28	$7.70	8%
All-in sustaining costs from continuing operations per ounce (iii)	$842	$857	(2)%	$10.81	$10.64	2%
All-in sustaining co-product costs from continuing operations per ounce (iii)	$868	$954	(9)%	$11.35	$11.69	(3)%
Concentrate Production				2015	2014
Chapada concentrate production (tonnes)				242,523	245,779
Chapada copper contained in concentrate production (millions of lbs)				131.0	133.5
Chapada co-product cash costs per pound of copper (iii)				$1.46	$1.68
Alumbrera attributable concentrate production (tonnes) (i)				30,865	49,734
Alumbrera attributable copper contained in concentrate production (millions of lbs) (i)				17.0	28.3
Alumbrera co-product cash costs per pound of copper (i)(iii)				$3.43	$2.24
Co-product cash costs per pound of copper produced (iii)				$1.68	$1.77
Sales Included in Revenue (excluding 12.5% interest in Alumbrera)				2015	2014
Gold (ounces)				1,248,401	1,068,662
Silver (ounces)				8,902,381	9,879,448
Chapada concentrate (tonnes)				240,790	241,578
Chapada payable copper contained in concentrate (millions of lbs)				126.0	123.5

(i)	The Company holds a 12.5% equity interest in Alumbrera and a 50% interest in Canadian Malartic.

(ii)
Pilar, Fazenda Brasileiro and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Commissioning production related to Pilar and C1 Santa Luz is included in the respective balance.

(iii)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

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4.3    Fourth Quarter Financial Statistics

For the three months ended December 31, (In millions of US Dollars; unless otherwise noted)	2015	2014
Loss per share attributable to Yamana equity holders - basic	$(1.95)	$(0.38)
Loss per share attributable to Yamana equity holders - diluted	$(1.95)	$(0.39)
Loss per share from continuing operations attributable to Yamana equity holders - basic	$(1.95)	$(0.34)
Loss per share from continuing operations attributable to Yamana equity holders - diluted	$(1.95)	$(0.35)
Adjusted (loss)/earnings per share (i)(ii) from continuing operations attributable to Yamana Gold Inc. equity holders. - basic and diluted	$(0.01)	$(0.02)
Dividends declared per share	$0.015	$0.015
Dividends paid per share	$0.015	$0.0375
Weighted average number of common shares outstanding - basic (in millions)	946.8	877.7
Weighted average number of common shares outstanding - diluted (in millions)	946.8	880.8

(In millions of US Dollars; unless otherwise noted)
Net loss from continuing operations attributable to Yamana equity holders	$(1,842.4)	$(299.6)
Adjusted loss from continuing operations attributable to Yamana Gold Inc. equity holders (i)	$(7.5)	$(16.2)
Revenues	$463.0	$542.9
Mine operating earnings	$46.8	$87.6
Cash flows from operating activities from continuing operations	$328.7	$183.6
Cash flows from operating activities before net change in working capital (i)	$297.6	$166.4
Cash flows to investing activities from continuing operations	$(151.8)	$(150.7)
Cash flows to financing activities from continuing operations	$(192.9)	$(10.4)
Average realized gold price per ounce (iii)	$1,101	$1,199
Average realized copper price per pound (iii)	$2.22	$2.99
Average realized silver price per ounce (iii)	$14.67	$16.39
Average market gold price per ounce (iv)	$1,106	$1,201
Average market copper price per pound (iv)	$2.22	$3.01
Average market silver price per ounce (iv)	$14.77	$16.5

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 14 including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share, and additional measures.

(ii)
The dilution effect of the convertible debt recognized in net earnings is a non-cash factor which is excluded in determining Adjusted Earnings.  Therefore, the dilution effect of the convertible debt has no effect on the calculation of Adjusted Earnings per share.

(iii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iv)	Source of information: Bloomberg.

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4.4    Fourth Quarter Operating Statistics

For the three months ended December 31,	2015	2014		2015	2014
Ounces of Production	Gold			Silver
Chapada	34,498	29,270	18%	70,547	73,310	(4)%
El Peñón	59,375	77,111	(23)%	1,584,280	2,286,949	(31)%
Canadian Malartic	72,872	66,369	10%	—	—	—%
Gualcamayo	52,864	46,009	15%	—	—	—%
Mercedes	20,407	30,364	(33)%	102,116	107,396	(5)%
Minera Florida	29,180	27,953	4%	202,643	184,382	10%
Jacobina	28,727	20,909	37%	—	—	—%
Alumbrera (i)	8,586	13,704	(37)%	—	—	—%
Pilar (ii)	21,326	18,757	14%	—	—	—%
Fazenda Brasileiro (ii)	17,953	19,712	(9)%	—	—	—%
C1 Santa Luz (ii)	—	—	—%	—	—	—%
Total from continuing operations	345,788	350,158	(1)%	1,959,586	2,652,037	(26)%
Ernesto/Pau-a-Pique (discontinued operations)	—	2,414	(100)%	—	—	—%
Total production	345,788	352,572	(2)%	1,959,586	2,652,037	(26)%
Cash costs from continuing operations per ounce (iii)
Chapada	$(432)	$(1,036)	(58)%	$(32.94)	$(68.48)	(52)%
El Peñón	$544	$537	1%	$9.32	$7.81	19%
Canadian Malartic (i)	$606	$684	(11)%	$—	$—	—%
Gualcamayo	$798	$886	(10)%	$—	$—	—%
Mercedes	$852	$626	36%	$6.91	$10.58	(35)%
Minera Florida	$666	$634	5%	$7.49	$8.40	(11)%
Jacobina	$609	$959	(36)%	$—	$—	—%
Alumbrera (i)	$645	$(14)	(4,707)%	$—	$—	—%
Pilar (ii)	$609	$790	(23)%	$—	$—	—%
Fazenda Brasileiro (ii)	$586	$558	5%	$—	$—	—%
Cash costs from continuing operations per ounce produced (iii)	$541	$513	5%	$7.48	$5.86	28%
Co-product cash costs from continuing operations per ounce produced (iii)	$605	$640	(5)%	$8.78	$7.88	11%
All-in sustaining costs from continuing operations per ounce (iii)	$753	$816	(8)%	$10.78	$10.02	8%
All-in sustaining co-product costs from continuing operations per ounce (iii)	$784	$893	(12)%	$11.46	$11.17	3%
Concentrate Production				2015	2014
Chapada concentrate production (tonnes)				70,255	63,955
Chapada copper contained in concentrate production (millions of lbs)				36.6	35.0
Chapada co-product cash costs per pound of copper (iii)				$1.30	$1.57
Alumbrera attributable concentrate production (tonnes) (i)				12,501	16,043
Alumbrera attributable copper contained in concentrate production (millions of lbs) (i)				7.1	9.1
Alumbrera co-product cash costs per pound of copper (i)(iii)				$2.04	$1.78
Co-product cash costs per pound of copper produced (iii)				$1.42	$1.61
Sales Included in Revenue (excluding 12.5% interest in Alumbrera)				2015	2014
Gold (ounces)				342,194	346,588
Silver (ounces)				1,884,819	2,772,732
Chapada concentrate (tonnes)				74,538	66,534
Chapada payable copper contained in concentrate (millions of lbs)				38.6	33.8

(i)	The Company holds a 12.5% equity interest in Alumbrera and a 50% interest in Canadian Malartic.

(ii)
Pilar, Fazenda Brasileiro and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Commissioning production related to Pilar and C1 Santa Luz is included in the respective balance.

(iii)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

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5.    OVERVIEW OF RESULTS

5.1    Annual Overview of Financial Results

For the years ended December 31, (In millions of US Dollars; unless otherwise noted)	2015	2014
Revenue	$1,824.9	$1,835.1
Cost of sales excluding depletion, depreciation and amortization	(1,088.0)	(1,045.8)
Gross margin excluding depletion, depreciation and amortization	736.9	789.3
Depletion, depreciation and amortization	(541.9)	(503.5)
Mine operating earnings	195.0	285.8
Other expenses (i)	(329.7)	(361.9)
Equity loss from associate	(17.5)	(7.1)
Impairment of mineral properties	(2,595.3)	(752.9)
Loss from operations before income taxes	(2,747.5)	(836.1)
Income tax recovery/(expense) of continuing operations	647.9	(358.8)
Net loss from continuing operations	$(2,099.6)	$(1,194.9)
Loss from discontinuing operations	$(15.2)	$(188.2)
Net loss	$(2,114.8)	$(1,383.1)
Adjusted earnings adjustments (ii):
Net loss from continuing operations	(2,099.6)	(1,194.9)
Non-cash unrealized foreign exchange losses	(20.9)	(21.7)
Impact of change in tax rates on non-cash deferred tax expense	(9.4)	329.5
Share-based payments/mark-to-market of deferred share units	11.2	5.8
Demobilization and reorganization costs	7.7	31.2
Transaction costs related to the acquisition of Osisko	—	30.8
Loss on sale of assets	4.5	4.4
Impairment of mineral properties	2,595.3	752.9
Impairment of investment in available-for-sale securities and other assets	27.9	43.0
Other non-recurring provisions and other adjustments	16.1	60.2
Adjusted earnings before income tax effect	532.8	41.2
Non-cash tax on unrealized foreign exchange gains	209.4	82.5
Income tax effect of adjustments	(815.8)	(82.2)
Adjusted (loss)/earnings from continuing operations attributable to Yamana Gold Inc. equity holders (ii)	$(73.6)	$41.5
Loss per share from continuing operations attributable to Yamana equity holders - basic and diluted	$(2.24)	$(1.46)
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders (ii)(iii) - basic and diluted	$(0.08)	$0.05
Adjusted Operating Cash Flows (ii):
Cash flows from operating activities before changes in working capital	$670.6	$595.0
Cash portion of deferred revenue	(148.0)	—
Cash portion of reorganization costs	7.2	12.2
Cash portion of demobilization costs	—	9.6
Transaction costs related to the acquisition of Osisko	—	30.8
Adjusted Operating Cash Flows	$529.8	$647.6

(i)
For the year ended December 31, 2015, other expenses represent the aggregate of the following expenses: general and administrative of $118.0 million (2014 - 122.4 million), exploration and evaluation of $23.1 million (2014 - $20.0 million), other expense of $71.4 million (2014 - $189.2 million) and net finance expense of $117.2 million (2014 - expense $30.3 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 14 of this Management's Discussion and Analysis including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share and Adjusted Operating Cash Flows.

(iii)
The dilution effect of the convertible debt recognized in net earnings is a non-cash factor which is excluded in determining Adjusted Earnings.  Therefore, the dilution effect of the convertible debt has no effect on the calculation of Adjusted Earnings per Share.

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Impairment of Assets

During the year ended December 31, 2015, the Company recorded non-cash impairment charges totalling $2.6 billion ($1.8 billion on an after-tax basis). The following chart provides a breakdown of these impairments in addition to providing the resulting book values for assets subject to and not subject to impairments. The largest contributor to the impairment was the write-down of values relating to exploration land and potential ounces.

(In millions of US Dollars)	Impairment drivers (iii)			2015		As at December 31, 2015
	Mine Cash Flows	Value of Potential ounces	Value of Exploration Land	Total Impairment (Pre-Tax)	Total Impairment (After-Tax)	Book Value (ii)
Mineral Properties Impaired
Gualcamayo	$227	$316	$29	$572	$371	$436
Argentina - exploration properties & other (i)	—	—	510	$510	$336	$545
Mercedes	58	133	368	$559	$391	$174
El Peñón	—	—	544	$544	$339	$1,414
Minera Florida	41	30	198	$269	$218	$378
Brio Gold Inc.	92	—	—	$92	$62	$434
Alumbrera	49	—	—	$49	$40	$—
Total Mineral Properties Impaired	$467	$479	$1,649	$2,595	$1,757	$3,381

Mineral Properties Not Impaired
Chapada						$596
Jacobina						$716
Canadian Malartic and Canadian exploration portfolio						$1,514
Cerro Moro						$594
Agua Rica						$1,139
Advance-stage and other exploration assets(iv)						$268
Total				$2,595	$1,757	$8,208

(i)
Argentina - Exploration properties & other includes certain exploration properties such as Suyai, Don Sixto, among others, acquired by the Company as part of the Viceroy, Meridian and Extorre acquisitions.

(ii)	Net Book Values are after the impairment recorded during the period.

(iii)	Represents management's assessment of the value changes driving the impairments of the mineral properties.

(iv)	Advance-stage and other exploration assets includes Jeronimo, La Pepa, among others.

During the fourth quarter, the Company performed its annual impairment test based on updated life of mine after-tax cash flow projections which were revised for updated estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures and long-term foreign exchange rates. The Company examined future cash flows, the intrinsic value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each mining property in its portfolio. Despite the fact that the main drivers for the impairment were the decrease in value of exploration land and value of potential ounces, the impairments of mineral properties are allocated to depletable and non-depletable assets on a proportional basis, consistent with IFRS.

In the context of the current metal price trends, the Company revised exploration potential and land interest multiples of exploration concessions, as well as the long-term metal price assumptions to $1,250 per ounce of gold, which had been higher in the previous year at $1,300 per ounce of gold. These downward revisions of metal prices which negatively impacted future estimated cash flows, and the Company's updated view on value beyond mineral reserves and mineral resources, were the principal reason that led to the impairments of Argentina - exploration properties, Mercedes, El Peñón and Minera Florida. In respect of its exploration potential multiples and exploration concessions, the Company’s evaluation of the market values is assessed relative to the implied value of potential ounces and land based on the enterprise value of comparable exploration companies and market transactions, which have experienced a sharp decline.

In the case of Gualcamayo, in addition to the downward revision of price assumptions, the impairment also recognizes that capital has been expended during periods when metal prices were significantly in excess of the current levels.  Gualcamayo's carrying value includes such expended capital, and given the lower metal prices, the portion of the carrying value based on such expenditure was not supportable at the lower metal prices. Additionally, the impairment reflects the recoverable value after higher construction and operating costs than anticipated

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and revisions to the life of mine model in consideration of the economics of certain areas, in particular the Deep Carbonates project which requires a viable arsenic treatment technology.

Following recent efforts to divest certain assets, previously considered non-core and held within Brio Gold, the Company calculated the value for packages of properties of similar size and location, which was the basis for recent monetization efforts that were halted during the fourth quarter of 2015. The Company impaired Brio Gold assets, principally the Pilar mine, to reflect these estimated values.

In light of lower short-term copper price assumptions, coupled with the fact that Alumbrera is expected to begin decommissioning by the middle of 2017, the Company concluded that a full write-down of this investment was required. The Company does not expect further profitability from Alumbrera at current copper price levels.

In future periods, IFRS requires a reversal of the impairment when market conditions indicate that the fair value of the assets have increased and that the assumptions that gave rise to the impairment have changed significantly. IFRS does not allow a write-up of an asset that is in excess of its original carrying value unless it is a reversal of a prior impairment. As such, there may be significant assets whose recoverable amount may be in excess of their respective carrying values, however cannot be recognized or offset against any deficiencies from other assets.

These non-cash impairments provide no indication of future operating results and profitability. The Company remains confident in its ability to achieve production guidance and sufficiently fund commitments using current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

For an additional discussion, including the assumptions used in the determination of the impairment charges, please refer to Note 11: Impairments to the Consolidated Annual Financial Statements for the year ended December 31, 2015.

For the year ended December 31, 2015

Net loss from continuing operations attributable to Yamana equity holders for the year ended December 31, 2015 was $2.1 billion or $2.24 per share, compared to net loss from continuing operations attributable to Yamana equity holders of $1.19 billion or $1.46 per share for the year ended December 31, 2014. Net loss from continuing operations was after non-cash impairment charges in respect of certain mines of $1.8 billion (net of tax) and a $210.0 million charge arising from a non-cash tax expense relating to unrealized foreign exchange rate fluctuations. Consistent with IFRS, these items have been recognized during the period incurred. The Company has excluded these items from its adjusted loss as these items are non-cash and do not reflect the underlying performance of ongoing operations. Income tax recovery for the year ended December 31, 2015 was $647.9 million, of which $829.5 million relates to the reversal of the deferred tax liabilities on impairment, compared to an income tax expense of $358.8 million in 2014.

Adjusted loss (a non-GAAP measure, see Section 14) from continuing operations was $73.6 million or $0.08 per share for the year ended December 31, 2015, compared to adjusted earnings from continuing operations of $41.5 million or $0.05 per share for the year ended December 31, 2014. Mine operating earnings for the year ended December 31, 2015 were $195 million, compared to $285.8 million in 2014. Lower adjusted earnings and mine operating earnings for 2015 were attributed to lower realized metal prices of approximately 8% for gold, 17% for silver and 14% for copper, higher cash costs and depletion, depreciation and amortization expense predominantly due to higher gold sales volumes. Adjusted earnings from continuing operations for the year reflects a loss on derivative and interest expense on additional debt.

Revenue was $1.8 billion for the year ended December 31, 2015 compared to $1.84 billion in 2014. Higher volume of sales was offset by lower metal prices relative to 2014. Revenue for the year ended December 31, 2015 was generated from the sale of 1.25 million ounces of gold, 8.9 million ounces of silver and 126.0 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 1.07 million ounces of gold, 9.9 million ounces of silver and 123.5 million pounds of copper for the year ended December 31, 2014.

The average realized price of gold in 2015 was $1,156 per ounce compared to $1,256 per ounce in 2014, or 8% lower. The average realized price of copper was $2.68 per pound in 2015 compared to $3.12 per pound in 2014, or 14% lower, and the average realized price of silver was $15.71 per ounce in 2015 compared to $18.84 per ounce in 2014, or 17% lower.

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Revenue for the year ended December 31, 2015 was comprised of the following:

For the year ended December 31,	2015				2014
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)			Revenue	Revenue
Gold (i)	1,248,401	oz	$1,156	$1,442.9	$1,342.8
Silver	8,902,381	oz	$15.71	139.9	186.1
Copper (i)	125,963,419	lbs	$2.68	337.3	384.7
Gross revenue				$1,920.1	$1,913.6
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				$(38.3)	$(36.2)
- Sales taxes				(26.4)	(30.8)
- Metal price adjustments related to concentrate revenue				(30.6)	(14.6)
- Other adjustments				0.1	3.1
Revenue (ii)				$1,824.9	$1,835.1

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is an asset held-for-sale.

Cost of sales excluding depletion, depreciation and amortization for the year ended December 31, 2015 was $1.09 billion compared to $1.05 billion in 2014. Cost of sales excluding depletion, depreciation and amortization was higher than that of 2014 due to higher sales volume slightly offset by lower costs.

The following table provides a reconciliation of the co-product cash cost to the cost of sales excluding depletion, depreciation and amortization for the year ended December 31, 2015:

For the year ended December 31,	2015				2014
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (iii)		Co-Product Cash Cost per Unit	Total Costs	Total Costs
Chapada — Gold	119,059	oz	$331	$39.4	$44.7
Chapada — Silver	274,533.34	oz	3.19	0.9	1.4
Chapada — Copper	131,019,368	lbs	1.46	190.8	223.6
El Peñón — Gold	227,288	oz	621	141.1	154.1
El Peñón — Silver	7,692,811	oz	8.38	64.4	66.5
Gualcamayo — Gold	180,674	oz	814	147.0	143.5
Mercedes — Gold	84,137	oz	887	74.7	71.6
Mercedes — Silver	382,943	oz	7.91	3.0	4.3
Canadian Malartic — Gold (50% interest) (i)	285,808	oz	596	170.4	100.3
Minera Florida — Gold	112,580	oz	712	80.1	67.8
Minera Florida — Silver	660,997	oz	9.46	6.3	5.9
Jacobina — Gold	96,715	oz	788	76.2	81.6
Pilar — Gold (iv)	83,184	oz	708	58.9	14.6
Fazenda Brasileiro — Gold (iv)	60,914	oz	702	42.8	51.6
Co-product cash cost of sales (ii)				$1,096.0	$1,031.5
Add (deduct):
- Inventory movements and adjustments				16.5	28.9
- Treatment and refining charges of gold and copper concentrate				(38.3)	(36.2)
- Commercial and other costs				2.4	7.0
- Overseas freight for Chapada concentrate				11.4	14.6
Cost of sales excluding depletion, depreciation and amortization (iii)				$1,088.0	$1,045.8

(i)	For the period from acquisition on June 16, 2014.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis of Operations and Financial Condition.

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(iii)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is a discontinued operation.

(iv)	Pilar and Fazenda Brasileiro are held within Brio Gold.

Depletion, depreciation and amortization (“DDA”) expense for the year ended December 31, 2015 was $541.9 million, compared to $503.5 million in 2014. Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter in 2014 and Pilar which completed commissioning October 1, 2014 in addition to higher gold sales volumes.

Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $329.7 million for the year ended December 31, 2015, compared to $361.9 million in 2014. For the year ended December 31, 2015:

•
General and administrative ("G&A") expenses were $118.0 million, in line with the $122.4 million in 2014.  Results reflect the cost containment initiatives undertaken by the Company to respond to the current economic environment, offset by the inclusion of full-year G&A expenses related to Canadian Malartic compared to expenses for six months in 2014 and some additional expenses in relation to the formation of Brio Gold.

•
Exploration and evaluation expenses were $23.1 million, compared to $20.0 million incurred in 2014. Higher exploration and evaluation expenses, relative to 2014, are the result of additional funds spent on near-mine exploration mainly at El Peñón and Mercedes.

•
Other expenses were $71.4 million, compared to $189.2 million in 2014. Other expenses in 2014 reflect non-recurring provisions, demobilization and reorganization costs and transaction costs related to the acquisition of a 50% interest in Osisko with no current period comparative balance.

•
Net finance expense was $117.2 million, compared to $30.3 million in 2014.  Higher net finance expense reflects higher interest expense due to additional long-term debt associated with the acquisition of Canadian Malartic in June, 2014 and lower capitalized interest on projects compared to the same period of 2014 in addition to a loss on derivatives in the current year, compared to a gain in the prior period.

Equity loss from Alumbrera was $17.5 million for the year ended December 31, 2015 compared to equity loss of $7.1 million for the same period of 2014. Equity loss was due to lower metal prices and impairment of assets attributable from Alumbrera. Cash dividends received from the Company’s equity investment in Alumbrera during 2015 were $nil compared to $44.2 million in 2014.

Metal Purchase Agreements
On October 27th, 2015, the Company entered into three metal purchase agreements with Sandstorm Gold Ltd. (“Sandstorm”), for which Sandstorm paid the Company total cash payments of $148 million and issued the Company 15 million common share purchase warrants with a five year term and strike price of $3.50 (the “Transaction”). The warrants are exercisable when the Company has incurred an additional $40 million in capital expenditures in respect of the development and construction of the Cerro Moro Mine. Sandstorm will also pay the Company an additional cash payment of $4 million, payable on April 26th, 2016. The metal purchase agreements include a silver purchase contract referenced to production from Cerro Moro, Minera Florida and Chapada, a copper purchase transaction referenced to production from Chapada, and a gold purchase transaction referenced to production from Agua Rica. All amounts received were used to reduce the balance outstanding on the revolving credit facility.

The advanced payments were accounted as deferred revenue. The Company records a portion of the deferred revenue as sales, when substantial risks and rewards of the metals have been transferred to Sandstorm. The Transaction is unsecured and is subject to customary guarantees by the entities involved (refer to Note 26(ii): Other Provisions and Liabilities to the Consolidated Annual Financial Statements for further details).

Acquisition of Mega Precious Metal Inc.
On June 22nd, 2015, the Company acquired all of the issued and outstanding common shares of Mega Precious Metals Inc. ("Mega Precious"). Mega Precious is a Canadian-based exploration company with a high quality pipeline of projects located in the mining-friendly jurisdictions of Manitoba, Northwestern Ontario and Nunavut. The most significant and advanced project is the Monument Bay gold/tungsten project located in northeastern Manitoba.

Total consideration paid for the acquisition of Mega Precious was $14.5 million (C$17.8 million) which consisted of approximately $0.2 million in cash, $14.0 million in Yamana common shares (4,366,675 shares) and transaction costs. Under the terms of the Agreement, each Mega Precious shareholder received $0.068 per share comprised of C$0.001 in cash and 0.02092 of a Yamana common share for each Mega common share held. As part of the acquisition and included in the total consideration paid, the Company acquired the Pacific Road convertible notes

| 15

totalling $2.4 million, and issued 744,187 Yamana common shares at $3.21 (C$3.94) per share, which concurrently terminated the Pacific Road Agreement.

The transaction advances the Company’s strategy to expand its presence in Canada as the significant existing mineral resource base at Monument Bay and North Madsen projects, in particular, provide an opportunity for further exploration to meaningfully increase the potential of these assets.

Bought Deal Equity Offering
On February 3rd, 2015, the Company closed on a bought deal offering of 49.1 million common shares at a share price of C$5.30 per share for gross proceeds of approximately C$260.2 million (the "Offering"). The shares were offered by way of a short-form prospectus in all of the provinces of Canada. In addition, the Company granted to the underwriters an option (the “Over-Allotment Option”) to purchase from the Company up to an additional 7.4 million common shares at a price of C$5.30 per share for a total of 56.5 million common shares, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, until the date that was 30 days after and including the closing date of the Offering. The Over-Allotment Option was exercised in full, bringing the total gross proceeds to the Company of C$299.3 million. The net proceeds of the Offering were used for general corporate purposes, to reduce the Company’s debt position and to overall further strengthen the balance sheet. This action provided flexibility and placed the Company in a stronger position to deliver future growth.

5.2    Annual Overview of Operating Results

For the year ended December 31, 2015

Gold production for 2015 was in line with the Company's annual guidance and achieved another production record. Lower silver production resulted from planned lower grades and lower grade areas at El Peñón impacted by the transition from the periphery areas of Aleste-Bonanza, where grades have been more erratic, into other vein structures. Lower cash costs overall reflect the implementation of several cost reduction initiatives during the year and the devaluation of foreign currencies against the US Dollar.

Building on the successes of 2014, 2015 was a transition year in which the Company focused on streamlining and optimizing operations to deliver organic growth at sustainable costs. This is and will continue to be an imperative in a low price environment making operations resilient, with a focus on liquidity and cash flow.

Gold

Record production for the year ended December 31, 2015 of 1.28 million ounces of gold, compared to 1.20 million ounces of gold produced in 2014, representing a 6% increase. Total production includes production from continuing operations of 1.27 million ounces of gold, compared to 1.18 million in 2014. Production at most mines was generally in line with or above targets, except for El Peñón, Mercedes and Jacobina each of which experienced quarter-over-quarter operational improvements in the second half of 2015. Among the most notable annual production results includes record gold production from Gualcamayo, Canadian Malartic and Minera Florida in addition to increases in production over 2014 from Jacobina of 28% and Chapada of 11%.

Following the concerted efforts to streamline operations and improve resource models and mine plans, the Company expects to deliver gold production in the range of 1.23 to 1.31 million in 2016.

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The following summarizes the cumulative effect of ounces of gold production at each mine for the years ended December 31, 2015 and December 31, 2014:

-
50,000
100,000
150,000
200,000
250,000
300,000
Chapada
El Peñón
Canadian Malartic (i)
Gualcamayo
Mercedes
Minera Florida
Jacobina
Brio Gold
Alumbrera (12.5%)
2015
2014
Q1
Q2
Q3
Q4

(i)	The Company holds a 50% interest in Canadian Malartic, the acquisition of which closed June 16, 2014.

Cash costs from continuing operations (a non-GAAP measure, see Section 14) for the year ended December 31, 2015 averaged $596 per ounces of gold, compared to $516 per ounces of gold in 2014. Cash costs were impacted by a lower copper credit contribution due to a decline in the copper price. The average realized price for copper in the year ended 2015 was 14% lower compared to the average in 2014. Cash costs and co-product cash costs were impacted by planned lower grades at certain mines, offset by the devaluation of foreign currencies compared to the year ended December 31, 2014. Co-product cash costs from continuing operations (a non-GAAP measure, see Section 14) for the year ended 2015 were $662 per ounces of gold benefiting from higher production, compared to $665 per ounces of gold in 2014. Co-product cash costs for the year ended 2014 from cornerstone assets were $659 per ounces of gold, compared to $667 in 2014.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP measure, see Section 14) were $842 per ounce of gold, compared to $857 per ounces of gold for the year ended 2014. On a co-product basis, AISC were $868 per ounces of gold for the year ended 2015, compared to $954 for the year ended 2014. AISC on a co-product basis from core assets were $802 per ounce of gold for the year ended 2015 or 11% lower, compared to the $901 in 2014.

Following a period of sustained decline in the foreign currencies in which the Company operates coupled with market expectations of US Dollar strength going forward, the Company will continue to benefit in the form of lower operating costs, given that the foreign exchange requirements for 2016 and beyond are unhedged.

Silver

Silver production for the year ended December 31, 2015 was 9.0 million ounces compared to 10.1 million ounces of silver for the same period of 2014. Cash costs from continuing operations for 2015 were $7.12 per ounce of silver, impacted by lower production and lower by-product copper credits when compared to $5.91 per ounce of silver in the same period of 2014. Cash costs from continuing operations on a co-product basis were $8.28 per ounce of silver, compared to $7.70 per ounce of silver in 2014. Lower expected grades at some mines and the transitional lower grades at El Peñón resulted in lower production at higher costs.

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Copper

Copper production for the year ended 2015 was 131.0 million pounds from the Chapada mine, compared to 133.5 million pounds in 2014. A total of 17.0 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 28.3 million pounds for the year ended December 31, 2014. Total copper production for the year ended 2015 was 148.0 million pounds, compared to 161.7 million pounds in 2014. Lower throughput at the Chapada mine resulted in lower production and are expected to continue into 2016, for which, production is expected to be in the 122 to 125 million pounds range.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 14) were $1.46 per pound for the year ended December 31, 2015 from the Chapada mine compared to $1.68 per pound of copper in 2014. Co-product cash costs per pound of copper for the year ended December 31, 2015 including the Company’s interest in Alumbrera was $1.68 per pound in line, compared to $1.77 per pound in 2014.

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5.3    Fourth Quarter Overview of Financial Results

For the three months ended December 31, (In millions of US Dollars; unless otherwise noted)	2015	2014
Revenues	463.0	542.9
Cost of sales excluding depletion, depreciation and amortization	(269.7)	(318.6)
Gross margin	193.3	224.3
Depletion, depreciation and amortization	(146.4)	(136.7)
Mine operating earnings	46.9	87.6
Other expenses (i)	(135.3)	(142.1)
Equity (loss)/earnings from associate	(0.2)	3.6
Impairment of mineral properties	(2,595.3)	(213.0)
Earnings from operations before income taxes	(2,683.9)	(263.9)
Income tax recovery/(expense)	841.7	(35.6)
Net loss from continuing operations	(1,842.2)	(299.5)
Earnings/(loss) from discontinuing operations	0.2	(35.7)
Net loss	(1,842.0)	(335.2)
Earnings adjustments (ii):
Net loss from continuing operations	(1,842.2)	(299.5)
Non-cash unrealized foreign exchange (gains)/losses	17.1	(1.6)
Share-based payments/mark-to-market of deferred share units	7.6	(2.0)
Demobilization and reorganization costs	0.9	11.4
Transaction costs related to the acquisition of Osisko	—	(1.6)
Loss on sale of assets	5.0	—
Impairment of mineral properties	2,595.3	213.0
Impairment of investment in available-for-sale securities and other assets	35.9	19.7
Other non-recurring provisions and other adjustments	(2.2)	51.9
Adjusted earnings/(loss) before income tax effect	817.4	(8.7)
Non-cash tax on unrealized foreign exchange gains	0.6	31.1
Income tax effect of adjustments	(825.5)	(38.6)
Adjusted loss from continuing operations (ii)	(7.5)	(16.2)
Loss per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic	$(1.95)	$(0.34)
Loss per share from continuing operations attributable to Yamana Gold Inc. equity holders - diluted	$(1.95)	$(0.35)
Loss per share attributable to Yamana Gold Inc. equity holders - basic	$(1.95)	$(0.38)
Loss per share attributable to Yamana Gold Inc. equity holders - diluted	$(1.95)	$(0.39)
Adjusted loss per share from continuing operations attributable to Yamana Gold Inc. equity holders (ii)(iii) - basic and diluted	$(0.01)	$(0.02)
Adjusted Operating Cash Flows (ii):
Cash flows from operating activities before changes in working capital	$297.6	$166.4
Cash portion of deferred revenue	(148.0)	—
Cash portion of reorganization costs	0.9	10.3
Adjusted Operating Cash Flows	$150.5	$176.7

(i)
For the three-months ended December 31, 2015, other expenses represent the aggregate of the following expenses: general and administrative of $28.1 million (2014 - $29.4 million), exploration and evaluation of $7.1 million (2014 - $5.9 million), other operating expense of $37.2 million (2014 - $99.0 million) and net finance expense of $63.0 million (2014 - finance income $7.8 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 14 including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share and Adjusted Operating Cash Flows.

(iii)
The dilution effect of the convertible debt recognized in net earnings is a non-cash factor which is excluded in determining Adjusted Earnings.  Therefore, the dilution effect of the convertible debt has no effect on the calculation of Adjusted Earnings per share.

For the three months ended December 31, 2015

Net loss from continuing operations attributable to Yamana equity holders for the three months ended December 31, 2015 was $1.84 billion or $1.95 per share basic and diluted, compared to net loss from continuing operations attributable to Yamana equity holders of $299.5 million or $0.34 per share basic and $0.35 per share diluted for the three months ended December 31, 2014. Net loss from continuing operations includes the non-cash impairment charges totalling $2.6 billion ($1.8 billion on an after-tax basis).

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Adjusted loss (a non-GAAP measure, see Section 14) from continuing operations was $7.5 million or $0.01 per share for the three months ended December 31, 2015, compared to adjusted loss of $16.2 million or $0.02 per share for the same period of 2014. Mine operating earnings for the three months ended December 31, 2015 were $46.9 million, compared to $87.6 million for the same period in 2014. Adjusted loss and mine operating earnings for the period were due to lower sales and lower realized metal prices of approximately 8% for gold, 10% for silver and 26% for copper, and higher depletion, depreciation and amortization, and higher taxes.

Income tax recovery for the three months ended December 31, 2015 was $841.7 million, of which a recovery of $829.5 million relates to the reversal of the deferred tax liabilities on impairment partly offset by the income tax expense for the period, compared to an income tax expense of $35.6 million for the same period in 2014.

Revenue for the three months ended December 31, 2015 was $463.0 million, compared to the $542.9 million for the same period of 2014, as a result of lower sales quantities of gold and silver and lower metal prices. Revenue for the fourth quarter was generated from the sale of 342,194 ounces of gold, 1.9 million ounces of silver and 38.6 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 346,588 ounces of gold, 2.8 million ounces of silver and 33.8 million pounds of copper for the three months ended December 31, 2014.

The average realized price of gold in the fourth quarter of 2015 was $1,101 per ounce compared to $1,199 per ounce for the same quarter in 2014, or 8% lower and the average realized silver price was $14.67 per ounce compared to $16.39 per ounce for the same quarter in 2014, or 10% lower. The average realized price of copper was $2.22 per pound comparable to the $2.99 per pound for the fourth quarter in 2014, or 26% lower.

Revenue for the quarter was comprised of the following:

For the three months ended December 31,	2015				2014
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenue	Revenue
Gold (i)	342,194	oz	$1,101	$376.9	$415.6
Silver	1,884,819	oz	14.67	27.6	45.4
Copper (i)	38,592,240	lbs	2.22	85.5	101.0
Gross revenue				$490.0	$562.0
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(13.1)	(10.3)
- Sales taxes				(6.5)	(7.3)
- Metal price adjustments related to concentrate revenue				(7.5)	(8.4)
- Other adjustments				0.1	6.8
Revenue (ii)				$463.0	$542.8

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is an asset held-for-sale.

Cost of sales excluding depletion, depreciation and amortization for the three months ended December 31, 2015 was $269.7 million compared to $318.7 million for the same period in 2014. Cost of sales excluding depletion, depreciation and amortization for the fourth quarter was lower than that of the same period in 2014 reflecting cost reduction initiatives implemented and lower sales volume as planned mine sequencing called for mining from lower grade areas at certain mines.

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The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 14) to the cost of sales excluding depletion, depreciation and amortization for the quarter:

For the three months ended December 31,	2015				2014
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (iii)		Co-Product Cash Cost per Unit	Total Costs	Total Costs
Chapada — Gold	34,498	oz	$280	$9.6	$10.7
Chapada — Silver	70,547	oz	3.06	0.2	0.3
Chapada — Copper	36,606,058	lbs	1.30	47.6	54.8
El Peñón — Gold	59,375	oz	544	32.3	41.4
El Peñón — Silver	1,584,280	oz	9.32	14.8	17.9
Gualcamayo — Gold	52,864	oz	798	42.2	40.8
Mercedes — Gold	20,407	oz	852	17.4	19.0
Mercedes — Silver	102,116	oz	6.91	0.7	1.1
Canadian Malartic — Gold (50% interest) (i)	72,872	oz	606	44.1	45.4
Minera Florida — Gold	29,180	oz	666	19.4	17.7
Minera Florida — Silver	202,643	oz	7.49	1.5	1.5
Jacobina — Gold	28,727	oz	609	17.5	20.1
Pilar — Gold (iv)	21,326	oz	609	13.0	14.8
Fazenda Brasileiro — Gold (iv)	17,953	oz	586	10.5	11.0
Co-product cash cost of sales (ii)				$270.8	$296.5
Add (deduct):
- Inventory movements and adjustments				7.5	23.1
- Treatment and refining charges of gold and copper concentrate				(13.1)	(10.3)
- Commercial and other costs				1.1	5.4
- Overseas freight for Chapada concentrate				3.4	3.9
Cost of sales excluding depletion, depreciation and amortization (iii)				$269.7	$318.6

(i)	For the period from acquisition on June 16, 2014.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iii)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is a discontinued operation.

(iv)	Pilar and Fazenda Brasileiro are held within Brio Gold.

Depletion, depreciation and amortization ("DDA") expense for the three months ended December 31, 2015 was $146.4 million compared to $136.7 million for the same period of 2014. DDA expense is highly impacted by the higher cost of certain capitalized development areas and the areas that were mined during the current period that may have a different cost per ounce, resulting in a variation in cost per unit from period to period.

Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $135.3 million for the three months ended December 31, 2015, compared to $142.1 million for the same period in 2014:

•
General and administrative expenses were $28.1 million, compared to $29.4 million for the same period in 2014. Results reflect the cost containment initiatives undertaken by the Company to respond to the current economic environment, offset by some additional expenses in relation to the formation of Brio Gold.

•
Exploration and evaluation expenses were $7.1 million, compared to $5.9 million for the same period in 2014. Higher exploration and evaluation expenses, relative to 2014, are the result of additional funds at several mines including El Peñón and Mercedes.

•
Other expenses were $37.2 million, compared to $99.0 million for the same period of 2014. Other expenses in 2014 includes increases in provisions for legal proceeding including silicosis and other provisions with no current period comparative.

•
Net finance expense was $63.0 million compared to net finance expense of $7.8 million for the same period in 2014. Higher net finance expense reflects losses of $14.6 million on derivatives in the current year, compared to gains on derivatives and other gains

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in the comparative period in 2014. Net finance expense also includes a foreign exchange loss of $17.2 million, compared to a loss of $0.9 million in the comparative period in 2014.

Equity loss from Alumbrera of $0.2 million for the three months ended December 31, 2015 compared to equity earnings of $3.6 million for the three months ended December 31, 2014. Cash dividends received during the three months ended December 31, 2015 from the Company’s equity investment in Alumbrera were $nil compared to $3.6 million for the same period in 2014.

5.4    Fourth Quarter Overview of Operating Results

For the three months ended December 31, 2015

Gold production for the fourth quarter was in line with the comparative period in 2014 and lower for silver. Production at most mines was generally in line with or above targets and higher than the third quarter production.

Gold

Fourth quarter production of 345,788 ounce of gold, compared to 352,572 ounce of gold produced in the fourth quarter of 2014. Total production includes production from continuing operations of 345,788 ounce of gold, compared to 350,158 ounce of gold in the fourth quarter of 2014. Production from cornerstone assets for the fourth quarter was 297,922 ounce of gold, in line with 297,986 ounce of gold in 2014. Significant quarterly increases over the fourth quarter of 2014 includes an increase of 18% at Chapada, 10% at Canadian Malartic, 15% at Gualcamayo and 37% at Jacobina.

The following summarizes the ounce of gold production by mine for the fourth quarter of 2015, relative to the comparative quarter in 2014:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Chapada
El Peñón
Canadian Malartic (i)
Gualcamayo
Mercedes
Minera Florida
Jacobina
Brio Gold
Alumbrera (12.5%)
Q4 2015
Q4 2014

(i)	The Company holds a 50% interest in Canadian Malartic, the acquisition of which closed June 16, 2014.

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Total fourth quarter gold production was 6% higher than the third quarter of 2015 mainly attributable to production from the cornerstone mines. Increases in production from the third quarter included increases of 20% at Gualcamayo, 14% at El Peñón and 8% at Chapada, partly offset by decrease in production of 5% at Malartic.

Cash costs from continuing operations (a non-GAAP measure, see Section 14) for the fourth quarter of 2015 averaged $541 per ounce of gold, compared to $513 per ounce of gold in the fourth quarter of 2014. Cash costs were impacted by lower by-product copper credits. Co-product cash costs from continuing operations (a non-GAAP measure, see Section 14) for the fourth quarter were $605 per ounce of gold lower, compared to $640 per ounce of gold for the fourth quarter of 2014 representing a 6% decrease.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP measure, see Section 14) were $753 per ounce of gold, compared to $816 per ounce of gold in the fourth quarter of 2014. AISC for the fourth quarter from cornerstone assets were $683 per ounce of gold, compared to $748 per ounce of gold in the third quarter and $776 per ounce of gold in the fourth quarter of 2014. On a co-product basis, AISC from continuing operations were $784 per ounce of gold for the fourth quarter, compared to $893 per ounce of gold for the fourth quarter of 2014. AISC on a co-product basis for the fourth quarter from cornerstone assets were $738 per ounce of gold, compared to $790 per ounce of gold in the third quarter and $869 per ounce of gold in the fourth quarter of 2014.

Silver

Fourth quarter silver production was 2.0 million ounces compared to the 2.7 million ounces of silver in the same quarter of 2014 as mine plan in certain locations called for mining from areas with lower silver grades. Production was also impacted by lower grades from the more erratic areas in the periphery of higher grade ore bodies at El Peñón. Cash costs for the fourth quarter of 2015 were $7.48 per ounce of silver, impacted by lower production and lower by-product copper credits when compared to $5.86 per ounce of silver in the fourth quarter of 2014. Cash costs on a co-product basis for the fourth quarter were $8.78 per ounce of silver, compared to $7.88 per ounce of silver in the fourth quarter of 2014.

Copper

Total copper production for the three months ended December 31, 2015 was 43.7 million pounds, compared to 44.0 million pounds for the same period of 2014. Copper production for the fourth quarter was 36.6 million pounds from the Chapada mine, compared to 35.0 million pounds for the same period of 2014. A total of 7.1 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 9.1 million pounds for the three months ended December 31, 2014.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 14) were $1.30 per pound from the Chapada mine, compared to $1.57 per pound of copper in the fourth quarter of 2014. Co-product cash costs per pound of copper for the quarter including the Company’s interest in Alumbrera were $2.04 per pound compared to $1.78 per pound for the fourth quarter of 2014.

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6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2015	2014		2015	2014
Production
Concentrate (tonnes)	70,255	63,955	10%	242,523	245,779	(1)%
Gold contained in concentrate (ounces)	34,498	29,270	18%	119,059	107,447	11%
Silver contained in concentrate (ounces)	70,547	73,310	(4)%	274,533	296,955	(8)%
Copper contained in concentrate (millions of pounds)	36.6	35.0	5%	131.0	133.5	(2)%
Cash costs per gold ounce produced (i)	$(432)	$(1,036)	(58)%	$(520)	$(879)	(41)%
Cash costs per silver ounce produced (i)	$(32.94)	$(68.48)	(52)%	$(35.00)	$(56.46)	(38)%
Co-product cash costs per gold ounce produced (i)	$280	$366	(23)%	$331	$416	(20)%
Co-product cash costs per silver ounce produced (i)	$3.06	$4.70	(35)%	$3.19	$4.78	(33)%
Co-product cash costs per pound of copper produced (i)	$1.30	$1.57	(17)%	$1.46	$1.68	(13)%
Ore mined (tonnes)	6,141,855	4,650,263	32%	19,959,943	18,828,710	6%
Waste mined (tonnes)	7,428,183	6,512,677	14%	24,784,951	24,668,038	—%
Ore processed (tonnes)	5,421,519	5,041,152	8%	19,896,894	20,360,659	(2)%
Gold feed grade (g/t)	0.36	0.31	18%	0.33	0.28	18%
Copper feed grade (%)	0.39	0.40	(3)%	0.37	0.37	—%
Concentrate grade - gold (g/t)	15.27	14.24	7%	15.27	13.60	12%
Concentrate grade - copper (%)	23.63	24.80	(5)%	24.50	24.63	(1)%
Gold recovery rate (%)	54.2	57.7	(6)%	56.8	58.9	(4)%
Copper recovery rate (%)	78.7	78.0	1%	80.0	79.6	1%
Sales (ii)
Concentrate (tonnes)	74,538	66,534	12%	240,790	241,578	—%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	41,154	31,533	31%	121,477	97,775	24%
Payable silver contained in concentrate (ounces)	60,907	44,884	36%	205,127	130,949	57%
Payable copper contained in concentrate (millions of pounds)	38.6	33.8	14%	126.0	123.5	2%
Treatment and refining charges of gold and copper concentrate	$(13.1)	$(10.3)	27%	$(38.3)	$(36.2)	6%
Metal price adjustments related to concentrate revenue	$(7.5)	$(8.4)	(11)%	$(30.6)	$(14.6)	110%
Depletion, depreciation and amortization
Per gold ounces sold	$120	$85	41%	$111	$108	3%
Per silver ounces sold	$1.60	$1.43	12%	$1.51	$1.66	(9)%
Per copper pound sold	$0.24	$0.27	(11)%	$0.24	$0.28	(14)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada delivered on expectations in the fourth quarter of 2015, following sequential quarter-over-quarter increases, meeting overall production targets for 2015, at 11% higher gold production than 2014. The Company continues to pursue efforts to further improve operational performance, with targets to increase recoveries and throughput with minimal capital expenditures, in addition to the implementation of cost improvement initiatives. In particular, the retrofit of the flotation circuit is on schedule to be completed in the second quarter of 2016, expected to improve flotation recoveries, costs and overall plant availability. Other initiatives in the crushing and grinding circuit are aimed towards improving available time and utilization in these areas. These improvements are designed with a focus to ensure that this cornerstone asset continues to deliver value in a low price environment.

Higher gold production, compared to the fourth quarter of 2014 and to the third quarter of 2015, was due to planned higher gold feed grades partially offset by lower recoveries resulting from the increased Corpo Sul contribution. Payable ounces of gold also increased due to higher ore grade. Higher copper production compared to the fourth quarter of 2014 was due to higher throughput and recovery. Silver production was slightly higher than the third quarter of 2015 and lower compared to the fourth quarter of 2014.

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Cash costs for the fourth quarter were impacted by a 26% decline in the realized price of copper and the expiry of favourable copper contracts, resulting in a lower by-product credit for the fourth quarter of 2015 compared to the fourth quarter of 2014. Cash costs for the year were similarly impacted by a 14% lower realized price resulting in a lower by product credit partly offset by higher sales volume.

Lower co-product cash costs for gold and copper compared to the fourth quarter of 2014 and compared to the third quarter of 2015 were due to increased production, the further devaluation of the Brazilian Real and several cost containment initiatives implemented earlier in 2015.

Chapada produced 119,059 ounces of gold and 274,533 ounces of silver for 2015, compared to 107,447 ounces of gold and 296,955 ounces of silver in 2014. Co-product cash costs were $331 per ounce of gold and $3.19 per ounce of silver in 2015, compared to $416 per ounce of gold and $4.78 per ounce of silver in 2014.

Copper production was 131.0 million pounds in 2015, compared to production of 133.5 million pounds of copper in 2014. Co-product cash costs for copper were $1.46 per pound in 2015, compared to $1.68 per pound in 2014.

In the fourth quarter of 2015, Chapada produced 34,498 ounces of gold and 70,547 ounces of silver compared to 29,270 ounces of gold and 73,310 ounces of silver for the same quarter of 2014. Co-product cash costs were $280 per ounce of gold and $3.06 per ounce of silver in the fourth quarter, compared to $366 per ounce of gold and $4.70 per ounce of silver in the same quarter of 2014.

Copper production was 36.6 million pounds in the fourth quarter of 2015, compared to production of 35.0 million pounds of copper for the same quarter of 2014. Co-product cash costs for copper were $1.30 per pound in the third quarter compared to $1.57 per pound for the same quarter of 2014.

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EL PEÑÓN, CHILE

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	59,375	77,111	(23)%	227,288	282,617	(20)%
Silver production (ounces)	1,584,280	2,286,949	(31)%	7,692,811	8,475,133	(9)%
Co-product cash costs per gold ounce produced (i)	$544	$537	1%	$621	$545	14%
Co-product cash costs per silver ounce produced (i)	$9.32	$7.81	19%	$8.38	$7.85	7%
Ore mined (tonnes)	296,361	369,872	(20)%	1,177,506	1,499,030	(21)%
Ore processed (tonnes)	343,081	382,194	(10)%	1,418,130	1,475,858	(4)%
Gold feed grade (g/t)	5.66	6.66	(15)%	5.32	6.36	(16)%
Silver feed grade (g/t)	165.86	215.87	(23)%	194.02	211.96	(8)%
Gold recovery rate (%)	94.7	92.8	2%	93.6	93.3	—%
Silver recovery rate (%)	85.8	84.9	1%	86.9	83.9	4%
Sales
Gold (ounces)	56,709	79,086	(28)%	224,753	280,471	(20)%
Silver (ounces)	1,528,409	2,373,974	(36)%	7,659,236	8,342,367	(8)%
Depletion, depreciation and amortization
Per gold ounce sold	$401	$331	21%	$404	$359	13%
Per silver ounce sold	$5.35	$5.42	(1)%	$5.49	$5.51	—%

(i)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At El Peñón, fourth quarter production resumed at a normalized level following planned lower production in the second and third quarters of 2015, following the transition from the periphery areas of Aleste-Bonanza, where grades had been more erratic, into other vein structures. Normalized production level in 2016 is expected to be comparable to the rate of production established in the first and fourth quarter to an annual range of between 235,000 to 250,000 ounces of gold and silver production in the range of 5.8 to 6 million ounces. Furthermore, in 2016, the Company will focus on improving operation efficiency with a goal to increase mine productivity by 5% and a continued focus on reducing costs.

Fourth quarter gold production increased by 14% compared to the third quarter due to planned production contribution from higher grade areas in both the north and south mines. Gold and silver production were lower compared to the fourth quarter of 2014, mostly as a result of lower gold and silver grades and lower throughput partially offset by higher recoveries. Lower gold and silver grades and local inflationary pressures also resulted in higher costs per ounce during the quarter compared to the fourth quarter of 2014 offset by cost reductions initiated in the first half of the year and the devaluation of the Chilean Peso.

The Company continues to focus on exploration at El Peñón aiming to extend mine life and promptly bring into production near mine discoveries. In particular, areas such as Tres Tontos W, Cerro Pampa Providencia and Borde Norte and the most recently discovered Ventura mineralization.

El Peñón produced 227,288 ounces of gold and 7.7 million ounces of silver in 2015, compared to 282,617 ounces of gold and 8.5 million ounces of silver in 2014. Cash costs were $621 per ounce of gold and $8.38 per ounce of silver in 2015, compared to $545 per ounce of gold and $7.85 per ounce of silver in 2014.

In the fourth quarter of 2015, El Peñón produced 59,375 ounces of gold and 1.6 million ounces of silver, compared to 77,111 ounces of gold and 2.3 million ounces of silver for the same quarter of 2014. Cash costs were $544 per ounce of gold and $9.32 per ounce of silver in the fourth quarter of 2015, compared to $537 per ounce of gold and $7.81 per ounce of silver in the same quarter of 2014.

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CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics (i)	2015	2014		2015	2014
Production
Gold production (ounces)	72,872	66,369	10%	285,809	143,008	100%
Co-product cash costs per gold ounce produced (ii)	$606	$684	(11)%	$596	$702	(15)%
Ore mined (tonnes)	2,673,107	2,623,252	2%	10,511,509	5,451,124	93%
Waste mined (tonnes)	5,005,634	5,649,924	(11)%	22,285,770	12,930,610	72%
Ore processed (tonnes)	2,427,866	2,448,662	(1)%	9,544,763	5,263,271	81%
Gold feed grade (g/t)	1.06	0.95	12%	1.05	0.95	11%
Gold recovery rate (%)	88.0	89.2	(1)%	88.9	89.2	—%
Sales
Gold sales (ounces)	76,017	69,965	9%	287,704	149,952	92%
Depletion, depreciation and amortization
Per gold ounce sold	$382	$289	32%	$380	$336	13%

(i)	Canadian Malartic acquisition closed June 16, 2014.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Canadian Malartic achieved a historical annual production record, in line with expectations, benefiting from higher grades and throughput. Cash costs were lower by 15% due to lower fuel and explosive costs, higher production and the devaluation of the Canadian Dollar, partly offset by high shutdown costs. The Company expects total production in 2016 to remain at the same levels of 2015.

Fourth quarter production exceeded the fourth quarter of 2014 by 10% and was the result of planned higher grades. Cash costs in the fourth quarter were significantly lower than the fourth quarter of 2014. These were positively impacted by higher production at higher grades and lower production costs as well as the devaluation of the Canadian Dollar. Production in the fourth quarter was lower than the third quarter due to lower grade and lower throughput due to a longer than planned shutdown of the mill in December 2015, which also impacted cash costs.

In 2015, as anticipated, the Company and its partner executed an operational refinement plan which proved to be successful in achieving full integration to optimize the operations and generate further value from this cornerstone asset. Into 2016, Canadian Malartic will continue to pursue opportunities for refinement with a focus on improvements to the SAG mill and crusher liners in an attempt to reduce the number of scheduled shutdowns, improvements to the crusher availability, improvements to cyanide control, acquiring additional equipment to increase production from higher grade areas, among others. In the medium to long term, the Company is expecting to pursue opportunities to increase throughput by optimizing rock fragmentation. Additionally, the Odyssey zone and near pit/underground opportunities, will be further evaluated as these have the potential to provide new sources of ore for the mill.

Canadian Malartic produced a total 285,809 ounces of gold on a 50%-basis at cash costs of $596 per ounce in 2015.

In the fourth quarter of 2015, Canadian Malartic produced 72,872 ounces of gold on a 50%-basis, compared to 66,369 ounces of gold in the fourth quarter of 2014. Cash costs were $606 per ounce of gold in the fourth quarter, compared to $684 per ounce in the fourth quarter of 2014.

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GUALCAMAYO, ARGENTINA

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	52,864	46,009	15%	180,674	180,412	—%
Co-product cash costs per gold ounce produced (i)	$798	$886	(10)%	$814	$796	2%
Ore mined (tonnes)	2,143,838	2,048,894	5%	7,675,814	6,843,580	12%
Waste mined (tonnes)	5,104,641	7,022,160	(27)%	25,413,935	28,440,284	(11)%
Ore processed (tonnes)	2,151,106	1,994,019	8%	7,536,115	6,775,855	11%
Gold feed grade (g/t)	1.12	1.24	(10)%	1.22	1.43	(15)%
Gold recovery rate (%)	68.2	42.0	62%	61.2	62.2	(2)%
Sales
Gold sales (ounces)	52,012	45,165	15%	176,852	177,660	—%
Depletion, depreciation and amortization
Per gold ounce sold	$301	$322	(7)%	$318	$418	(24)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Increased fourth quarter production for 2015 contributed to an overall annual production record at Gualcamayo, exceeding expectations, as it benefited from increased throughput. Cash costs were impacted by local inflationary pressures partly offset by the devaluation of the Argentine Peso. Consistent with the mine plan, production beginning in 2016 is expected to be in the range of 150,000 to 165,000 ounces as the mine moves into lower grade areas.

At Gualcamayo, production was significantly higher than the fourth quarter of 2014 as improved recoveries of inventories in the heap leach pad offset the overall lower gold grades mined, in line with the mining sequence. Production also increased by 20% from that of the third quarter of 2015 following the completion of the Adsorption and Desorption plant. Lower cash costs compared to the fourth quarter of 2014 were the result of higher production and the devaluation of the Argentinian Peso.

The Company will continue to pursue optimization initiatives in 2016 that include revisions to the mine plan, optimizing heap leach inventory balances and improving contract and service terms to reduce external expenditures.

During the fourth quarter, the Company reviewed the outcome of the initial technical and financial analysis of the Deep Carbonates project undertaken during the course of 2015. The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces. As part of the ongoing work which will continue into 2016, the Company is considering a number of mining method alternatives to improve the capital spend profile and to de-risk the project. The mineralization is open in almost every direction, and continued exploration is expected to further improve project economics. The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.
Gualcamayo produced 180,674 ounces of gold in 2015, compared to 180,412 ounces of gold in 2014. Cash costs were $814 per ounce of gold in 2015, compared to $796 per ounce of gold in 2014.

In the fourth quarter of 2015, Gualcamayo produced 52,864 ounces of gold, compared to 46,009 ounces of gold in the same quarter of 2014. Cash costs were $798 per ounce of gold in the fourth quarter of 2015, compared to $886 per ounce of gold in the fourth quarter of 2014.

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MERCEDES, MEXICO

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	20,407	30,364	(33)%	84,137	105,212	(20)%
Silver production (ounces)	102,116	107,396	(5)%	382,943	398,137	(4)%
Co-product cash costs per gold ounce produced (i)	$852	$626	36%	$887	$681	30%
Co-product cash costs per silver ounce produced (i)	$6.91	$10.58	(35)%	$7.91	$10.75	(26)%
Ore mined (tonnes)	106,692	152,045	(30)%	492,140	648,568	(24)%
Ore processed (tonnes)	170,513	178,409	(4)%	713,475	681,833	5%
Gold feed grade (g/t)	4.00	5.57	(28)%	3.96	5.09	(22)%
Silver feed grade (g/t)	43.11	50.57	(15)%	43.27	55.88	(23)%
Gold recovery rate (%)	93.4	94.9	(2)%	93.1	94.6	(2)%
Silver recovery rate (%)	42.8	37.1	15%	38.6	32.6	18%
Sales
Gold (ounces)	20,555	31,490	(35)%	85,438	103,850	(18)%
Silver (ounces)	100,000	108,196	(8)%	385,207	390,331	(1)%
Depletion, depreciation and amortization
Per gold ounce sold	$410	$332	23%	$418	$387	8%
Per silver ounce sold	$5.64	$5.15	10%	$5.72	$6.13	(7)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Annual production at Mercedes was impacted by higher dilution resulting in lower than planned gold and silver grades. Cash costs for 2015 were impacted by lower production partly offset by the devaluation of the Mexican Peso. Additionally, as cash costs are allocated based on a pre-established ratio at the beginning of the year, when production during the year does not match this ratio, the allocation may result in higher costs for a particular metal. Cash costs were impacted in this manner at Mercedes in 2015. Going forward, the Company expects to take a fluid approach by revising the allocation based on the relative value of gold and silver revenue on a periodic basis. Annual gold production levels are expected to be in the 85,000 to 90,000 range going forward with a slight decrease in 2018.

Lower fourth quarter production at Mercedes, relative to 2014, resulted mainly from lower grades for both gold and silver. Efforts to improve dilution control and the mine's cost structure continued in the fourth quarter. The transition from long hole ("LH") to cut and fill mining was completed and has demonstrated the expected decrease in dilution. LH mining will continue to contribute approximately 10% of total production according to the mine plan. The fourth quarter was a refinement period in which the operating team ramped up mining production resulting in a slightly higher gold and silver production at lower costs compared to the previous quarter. Quarter-over-quarter feed grades and recoveries improved from the third quarter by 10% and 1% for gold and 9% and 14% for silver, respectively. In addition, gold and silver cash costs in the fourth quarter benefited from local currency depreciation.

The mine plan has been revised according to the new mining design and the operating team is continuing to increase productivity and efficiency. Mercedes continues to pursue cost control initiatives offsetting the cost increases driven by the more selective mining method. The Company remains confident that the transition initiatives undertaken in 2015 will have positive results on production and costs early in 2016. This is evidenced by the 16% month-over-month increase in gold production in January, 2016 at 14% lower costs.

Mercedes produced 84,137 ounces of gold and 382,943 ounces of silver in 2015, compared to 105,212 ounces of gold and 398,137 ounces of silver in 2014. Cash costs were $887 per ounce of gold and $7.91 per ounce of silver in 2015, compared to $681 per ounce of gold and $10.75 per ounce of silver in 2014.

In the fourth quarter of 2015, Mercedes produced 20,407 ounces of gold and 102,116 ounces of silver, compared to 30,364 ounces of gold and 107,396 ounces of silver in the same quarter of 2014. Fourth quarter gold and silver production exceeded the third quarter by 1% and 15%, respectively. Cash costs were $852 per ounce of gold and $6.91 per ounce of silver in the fourth quarter of 2015, compared to $626 per ounce of gold and $10.58 per ounce of silver in the same quarter of 2014. Fourth quarter cash costs for gold and silver production were 1% and 14% lower than the third quarter, respectively.

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MINERA FLORIDA, CHILE

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	29,180	27,953	4%	112,580	100,076	12%
Silver production (ounces)	202,643	184,382	10%	660,997	975,297	(32)%
Co-product cash costs per gold ounce produced (i)	$666	$634	5%	$712	$678	5%
Co-product cash costs per silver ounce produced (i)	$7.49	$8.40	(11)%	$9.46	$6.08	56%
Ore mined (tonnes)	221,473	217,514	2%	858,666	841,485	2%
Ore processed (tonnes)	473,811	439,401	8%	1,857,010	1,729,861	7%
Gold feed grade (g/t)	2.37	2.37	—%	2.32	2.23	4%
Silver feed grade (g/t)	22.21	22.78	(3)%	19.04	29.87	(36)%
Gold recovery rate (%)	81.0	83.3	(3)%	81.1	80.8	—%
Silver recovery rate (%)	63.2	57.3	10%	58.7	58.7	—%
Sales
Gold (ounces)	28,845	27,784	4%	111,860	99,030	13%
Silver (ounces)	195,503	245,678	(20)%	652,812	1,015,801	(36)%
Depletion, depreciation and amortization
Per gold ounce sold	$573	$543	6%	$536	$619	(13)%
Per silver ounce sold	$7.66	$14.79	(48)%	$7.26	$10.14	(28)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Increased fourth quarter production for 2015 contributed to an overall annual gold production record at Minera Florida, exceeding expectations. Gold production increased by 12%, compared to 2014 resulting from higher throughput and grades. Lower silver production was due to lower planned grades following the mine sequencing. Cash costs were impacted by local inflationary pressures and lower zinc credits due to lower prices, partly offset by the devaluation of the Chilean Peso. In 2016, the Company expects gold production to be in line with 2015 with lower silver production. Several optimization opportunities will continue into 2016 including initiatives to reduce dilution through better drilling and blasting controls alongside other productivity improvement and cost reduction initiatives.

At Minera Florida, 4% higher gold production and 10% higher silver production compared to fourth quarter of 2014 was the result of increased throughput which is expected to be sustained during 2016. Silver production at lower costs was also impacted by higher recoveries offset by lower feed grade. Gold cash costs were impacted by lower zinc by-product credits due to a lower metal price.

Minera Florida produced 112,580 ounces of gold and 660,997 ounces of silver in 2015, compared to 100,076 ounces of gold and 975,297 ounces of silver in 2014. Cash costs were $712 per ounce of gold and $9.46 per ounce of silver in 2015, compared to $678 per ounce of gold and $6.08 per ounce of silver in 2014.

In the fourth quarter of 2015, Minera Florida produced 29,180 ounces of gold and 202,643 ounces of silver, compared to 27,953 ounces of gold and 184,382 ounces of silver in the same quarter of 2014. Cash costs were $666 per ounce of gold and $7.49 per ounce of silver in the fourth quarter of 2015, compared to $634 per ounce of gold and $8.40 per ounce of silver in the same quarter of 2014.

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JACOBINA, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	28,727	20,909	37%	96,715	75,650	28%
Co-product cash costs per gold ounce produced (i)	$609	$959	(36)%	$788	$1,078	(27)%
Ore mined (tonnes)	393,737	352,044	12%	1,481,461	1,419,932	4%
Ore processed (tonnes)	396,828	355,987	11%	1,469,095	1,419,031	4%
Gold feed grade (g/t)	2.36	1.91	24%	2.17	1.78	22%
Gold recovery rate (%)	95.4	95.6	—%	94.5	92.9	2%
Sales
Gold Sales (ounces)	27,901	21,359	31%	96,477	74,405	30%
Depletion, depreciation and amortization
Per gold ounce sold	$254	$435	(42)%	$283	$507	(44)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Improvement initiatives in production and costs at Jacobina underpinned quarter-over-quarter production increases, resulting in 28% higher gold ounces at 27% lower cash costs in 2015 compared to 2014. The significantly higher grade is consistent with the mine plan as development into higher grade areas continues to advance. With a continued focus on dilution control, productivity improvements and cost reductions, the Company expects for production to progressively increase beginning in 2016.

Increased production at lower costs in the fourth quarter of 2015 compared to the fourth quarter of 2014 resulted mainly from higher feed grade and throughput. Higher throughput contributed to higher fourth quarter production compared to the previous quarter. Cash costs in the quarter were lower compared to the fourth quarter of 2014 and the third quarter of 2015 by 36% and 15%, respectively, favourably impacted by higher production and the devaluation of the Brazilian Reais.

Jacobina produced 96,715 ounces of gold in 2015, compared to 75,650 ounces of gold in 2014. Cash costs were $788 per ounce of gold in 2015, compared to $1,078 per ounce of gold in 2014.

In the fourth quarter of 2015, Jacobina produced 28,727 ounces of gold, compared to 20,909 ounces of gold in the same quarter of 2014. Cash costs were $609 per ounce of gold in the fourth quarter of 2015, compared to $959 per ounce of gold in the fourth quarter of 2014.

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BRIO GOLD, BRAZIL

On February 17, 2016, the Company's Brio Gold division ("Brio Gold") entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it will acquire all right, title and interests in the Riachos dos Machados gold mine ("RDM") in Minas Gerais State from Macquarie Bank and Carpathian Gold for approximately $51 million in total consideration, subject to certain adjustments including expenses.  Various external funding alternatives are being considered by the Company with respect to this transaction which would be expected to be completed by March 31, 2016.

RDM is a producing open-pit mine with a production capacity of approximately 100,000 ounces of gold per year at an estimated average AISC of less than $800 per ounce over a seven year mine life based on current mineral reserves.  As of September 30, 2015, RDM has proven and probable mineral reserves of 711,000 ounces of gold, measured and indicated mineral resources of 190,000 ounces of gold in addition to an inferred mineral resource base of 416,000 ounces of gold. Further potential exists to increase production, reduce costs and expand current mineral resources and mineral reserves.

Carpathian became unable to pay outstanding debt and other obligations owed to Macquarie Bank which meaningfully and significantly exceed the purchase price.  The acquisition is deeply discounted reflecting the distressed debt nature of the transaction.  On completion of the acquisition, RDM would be owned by Brio Gold and held free and clear of all external debt and gold stream obligations.

The acquisition of RDM is expected to be highly accretive to the Company and RDM would significantly improve the production platform and value of Brio Gold.   At the current gold price and based on the Company’s projected operating parameters for RDM, the acquisition price implies a Price to Net Asset Value (“P/NAV”) of approximately 0.3 times and an after-tax acquisition internal rate of return of approximately 50%.

The Company currently operates three semi-autonomous operational divisions under common corporate oversight, one of which is Brio Gold. This Company division manages certain of the Company's mines and assets in Brazil other than Chapada and Jacobina.  RDM would be managed within Brio Gold which is consistent with the objectives of that division to create a critical mass of smaller mines, primarily in Brazil, with under-recognized value and to surface their potential.  Based on the expected accretive nature of this transaction, the addition of RDM to the Brio portfolio of mines and projects is consistent with the objective of ultimately maximizing the value of Brio Gold.

Cumulatively, Brio Gold would hold and own three producing mines with a combined annualized production of approximately 250,000 gold ounces at an all-in sustaining cost of below $800 per ounce and an advanced development stage project which has the potential to add an additional 100,000 ounces of annual production.  It would have a significant mineral reserve and mineral resources base of approximately 1.5 million ounces of mineral reserves and approximately 2.4 million ounces of mineral resources plus an additional 3.5 million ounces of inferred mineral resources with significant potential for further increase in mineral reserves and mineral resources.

Previously, the Company had advanced plans to monetize a portion of the Brio Gold division, not including RDM, and concluded, late last year, that in the short and intermediate term, the division carries more value in the Company.  The Company believes there is significant unrecognized value in this portion of its portfolio.  In addition, the Company believes that the producing mines, which would include RDM, would carry sufficient production and cash flows to fund the development of the one development stage asset in the division.  The Company’s focus in the short to medium term is on continuing to surface value within the Brio Gold division. At this time, there are no final decisions made with respect to the monetization of all or any portion of this division.

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PILAR, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	21,326	18,757	14%	83,184	18,757	343%
Gold production from commissioning (i)	—	—	—%	$—	41,333	(100)%
Total gold production	$21,326	$18,757	14%	$83,184	$60,090	38%
Co-product cash costs per gold ounce produced (i)	$609	$790	(23)%	$708	$778	(9)%
Ore mined (tonnes)	278,452	239,305	16%	1,078,866	832,813	30%
Ore processed (tonnes)	279,656	250,705	12%	1,134,722	1,084,129	5%
Gold feed grade (g/t)	2.49	2.49	—%	2.42	1.87	29%
Gold recovery rate (%)	95.1	93.4	2%	94.0	92.0	2%
Sales
Gold Sales (ounces)	22,377	21,816	3%	82,884	21,816	280%
Depletion, depreciation and amortization
Per gold ounce sold	$488	$74	559%	$328	$27	1,115%

(i)	Pilar is held within Brio Gold and completed commissioning October 1, 2014.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Pilar produced a total of 21,326 ounces of gold in the fourth quarter of 2015, compared to 18,757 ounces of gold in the same quarter of 2014. Higher production was the result of the contribution of production from Maria Lazarus, higher recoveries and higher throughput. Maria Lazarus commenced production in August of 2015 and is expected to contribute, at full production, approximately 25,000 ounces of gold per year. With the contribution from Maria Lazarus annual production at Pilar is expected to increase to approximately 100,000 ounces of gold.

Cash costs were $609 per ounce of gold in the fourth quarter of 2015, compared to $790 per ounce of gold in the same quarter of 2014. Cash costs continued to improve both quarter-over-quarter and year-over-year.

Pilar produced 83,184 ounces of gold in 2015, compared to 18,757 ounces of gold in 2014. Cash costs were $708 per ounce of gold in 2015.

FAZENDA BRASILEIRO, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics (i)	2015	2014		2015	2014
Production
Gold production (ounces)	17,953	19,712	(9)%	60,914	64,188	(5)%
Co-product cash costs per gold ounce produced (ii)	$586	$558	5%	$702	$804	(13)%
Ore mined (tonnes)	280,263	288,042	(3)%	1,172,911	1,150,773	2%
Ore processed (tonnes)	310,157	285,085	9%	1,171,786	1,113,922	5%
Gold feed grade (g/t)	2.03	2.32	(13)%	1.87	2.00	(7)%
Gold recovery rate (%)	88.5	92.4	(4)%	86.3	89.8	(4)%
Sales
Gold Sales (ounces)	16,625	18,534	(10)%	60,956	63,701	(4)%
Depletion, depreciation and amortization
Per gold ounce sold	$505	$344	47%	$489	$325	50%

(i)	Fazenda Brasileiro is held within Brio Gold.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Fazenda Brasileiro, production and costs continued to improve quarter-over-quarter with production increasing approximately 6% and costs decreasing approximately 12% compared to the third quarter of 2015. Production increased month-over-month in the fourth quarter with production in December over 7,000 ounces of gold. Improved production and costs in the quarter were the result of higher grade from the previous quarter of 2015.

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In the fourth quarter of 2015, Fazenda Brasileiro produced a total of 17,953 ounces of gold, compared to 19,712 ounces of gold in the same quarter of 2014. Cash costs were $586 per ounce of gold in the fourth quarter, compared to $558 per ounce of gold in the fourth quarter of 2014.

Fazenda Brasileiro produced 60,914 ounces of gold in 2015, compared to 64,188 ounces of gold in 2014. Cash costs were $702 per ounce of gold in 2015, compared to $804 per ounce of gold in 2014.

C1 SANTA LUZ, BRAZIL

In the third quarter, the modified process flowsheet was identified and a five month detailed metallurgical testwork program was completed at C1 Santa Luz (held within Brio Gold). The results of the work were incorporated into a Preliminary Economic Assessment, which included an updated mine design and production schedule based on a new mineral resource in connection with current operating cost estimates and recovery parameters. The modified process flowsheet allows for the processing of the carbonaceous minerals at C1 Santa Luz and the overall weighted average recoveries is expected to be approximately 84%.

Currently there are six drill rigs in operation at C1 Santa Luz and the Company believes there will be a significant conversion of mineral resources to mineral reserves. A new mineral reserve and resource estimate is expected for C1 Santa Luz by mid-year. Detailed construction engineering is underway. A construction decision is expected to be evaluated in the second quarter of 2016. Once operations resume, C1 Santa Luz is targeted to produce approximately 100,000 ounces of gold annually.

OTHER MINES

ALUMBRERA (12.5% interest), ARGENTINA

In the fourth quarter of 2015, Alumbrera produced 8,586 ounces of gold, compared to 13,704 ounces of gold in the same quarter of 2014. Cash costs were $362 per ounce of gold in the fourth quarter on a co-product basis, compared to $244 per ounce of gold in the fourth quarter of 2014.

Alumbrera produced 24,555 ounces of gold in 2015, compared to 39,650 ounces of gold in 2014. Cash costs were $525 per ounce of gold in 2015 on a co-product basis, compared to $324 per ounce of gold in 2014.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates from the development projects of the Company in 2015 and provides key updates during the fourth quarter of 2015.

Cerro Moro, Argentina

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The Company announced, in early 2015, the formal decision to proceed with the construction of Cerro Moro and provided updated project parameters with respect to timing and capital investment. During the course of 2015, detailed engineering for the 1,000 tonnes per day processing plant and mine was advanced to approximately 50% completion, in line with the published project execution schedule. Included in the 2015 work program was the upgrading and extension of the site access road, conclusion of the locked-cycle metallurgical test work program, the placement of orders on various long-lead time items such as the tailings thickeners, and the continuation of the first stage of the construction camp.
The 2016 work program envisages the prudent ramp-up of site construction activities, the continuation of detailed engineering as well as the advancement of underground mining, in order to gain a better understanding of in-situ mining conditions. Project capital expenditures in 2015 amounted to $27 million (excluding exploration and capitalized borrowing costs) and the expenditures for 2016 are expected to be approximately $49 million. The 2016 capital expenditure forecast is lower than previously reported ($56 million) due to the favourable exchange rate variance and continues to reflect the previously reported execution schedule resulting in initial production the first quarter of 2018. The current execution schedule further allows for a more thorough evaluation of the economic factors in Argentina, including the impact of the currency fluctuations following the ongoing impact of the recent Argentinian regime change. Furthermore, this approach allows for further exploration drilling in order to increase the size of the Cerro Moro mineral resources, in addition to improving the current mineral resource categorization.
The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining. The feasibility study is based on annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6 year mine life at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

The Company believes that the Cerro Moro project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property. This will serve to significantly improve the returns and value from this high grade project.
Agua Rica, Argentina

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes at copper and gold grades of 0.49% and 0.22 grams per tonne respectively.

During the fourth quarter of 2015, the Company announced a metal agreement with Sandstorm Gold Ltd ("Sandstorm"). As part of the agreement, $12 million was received with potential additional advance construction payments of between $135 million to $225 million, and an additional payment of 30% of the spot price of gold at the time each ounce of gold is delivered to a total of 20% of payable gold from Agua Rica. The additional advance construction payments will be owed to the Company at the time the Company completes 25% of the construction of Agua Rica. The amount owed will be based on a sliding scale basis with a minimum payment of $135 million if gold is below $900 per ounce and a maximum payment of $225 million if gold is above $1,400 per ounce. If Sandstorm elects not to make further advanced payments to the Company at the time of the completion of 25% of the construction of Agua Rica, Sandstorm may elect to convert into a 0.25% net smelter royalty on Agua Rica.

The Company continued to evaluate other alternatives to unlock the significant value inherent in Agua Rica. In addition, exploration activities at the Cerro Atajo prospect, which was included in the Definitive Agreement signed with the provincial Government of Catamarca, Argentina (the "Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”), advanced in the period.

The Cerro Atajo prospect lies 10 km east of Alumbrera and 25 km west of Agua Rica, a region in which both the Company and the Government have interests. The property is prospective for both high grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centered on an intrusive complex within the same host rock as the nearby Alumbrera mine.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations. The 2015 exploration program focused on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.

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Building on the success of the 2015 exploration program, the Company expects to spend approximately $82 million on exploration in 2016, of which approximately 70% is expected to be capitalized with more than 60% has been allocated to cornerstone assets.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the years ended December 31,
(In millions of US Dollars)	2015	2014
Exploration and evaluation capitalized (i)	$62.7	$53.7
Exploration and evaluation expensed (ii)	23.1	20.0
Total exploration and evaluation expenditures	$85.8	$73.7

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations.

The following summary highlights the areas of focus for the 2015 exploration program and provides key updates during the fourth quarter of 2015.

Monument Bay, Canada

In June 2015, as part of the Mega Precious Metals Inc. acquisition, the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totalling 338,000 square kilometres. The Twin Lakes deposit contains the majority of the gold and tungsten mineralization found on the property to date. The deposit occurs within the Archean North Caribou Terrane along and adjacent to the Stull-Wunnumin structural break. The large mineral resource base provides opportunities for future mineral resource growth through the potential expansion of the existing measured and indicated mineral resource base of 2.2 million ounces of gold in 46.9 million tonnes at an average grade of 1.43 grams per tonne.

The fall drill program was completed early in the quarter after a total of approximately 1,600 metres of core (NQ) were completed in six holes in the quarter. The fall drill program returned positive results and support gold and tungsten mineralization at higher grades compared to previous block model. These results are included in an updated mineral resources model for Monument Bay. The exploration camp was re-opened late in the quarter to prepare for the planned winter drill program.

Chapada, Brazil

The 2015 exploration program at Chapada focused on further testing of the Sucupira and Santa Cruz targets that were discovered in 2014, and on mineral resource infill drilling of select areas at Corpo Sul. The Company completed over 10,000 metres of exploration drilling and over 22,500 metres of infill drilling over the course of 2015. The 2016 exploration program at Chapada is expected to complete approximately 26,000 metres of drilling. The focus of the 2016 program is to increase mineral resources at Sucupria and advance near mine targets.

During the fourth quarter, at Sucupira a 100 metre by 100 metre infill program was initiated along a 700 metre strike length to classify the mineral resource as an inferred mineral resource. Additional exploration drilling continued at the Formiga target, which is 8 kilometres northeast of Chapada, and initial results have returned narrow, high grade copper intercepts.

El Peñón, Chile

The 2015 exploration program at El Peñón focused on exploring near mine targets including Abundancia, Borde Oeste, Ventura and Purpura NE, and completing infill programs on the Aleste Sur, Aleste FW, Dorada FW, Ventura and other vein structures, and on limited definition drilling at the El Peñón, Fortuna and Pampa Augusta Victoria mine complexes. The Company completed approximately 30,000 metres of local and approximately 34,000 metres of district exploration drilling, along with approximately 117,000 metres of combined underground and surface infill drilling over the course of 2015. The 2016 exploration program at El Peñón is expected to complete a total of approximately 166,000 metres of drilling. The focus of the 2016 program is to continue to extend known veins, discover new veins near the mine and upgrade mineral resources to support production plans and strategic life of mine.

During the fourth quarter, infill drilling at the Ventura vein continued to define a core area of mineralization approximately 500 meters along strike and 100 to 200 metres in vertical extent that continues to support the economic potential of the target and the objective of upgrading the mineral resources. Narrow, high-grade results at Abundancia W, Borde W, Bonanza Hanging Wall and other vein structures continue to support exploration

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of secondary structures adjacent to larger, primary structures. At Aleste Sur-Sur and Dorada Sur, results support the potential of a high-grade gold and silver mineral zone that remains open to the south and is accessible from current mine development. Positive results from the infill program at Laguna are being evaluated by mine engineers for production using open pit methods.

Gualcamayo, Argentina

The 2015 exploration program at Gualcamayo focused on discovering and extending near surface oxide mineral zones to both the east and west of current QDD Lower West ("QDDLW") underground operation limits, and on infill and expansion of the carbonate deposits that form the Southwest and parts of the Santiago mineral deposits in the Rodado target area.  The Company completed over 18,000 metres of drilling over the course of 2015. The 2016 exploration program at Gualcamayo is expected to complete a total of approximately 18,000 metres of drilling. The focus of the 2016 program is to infill drill and test for deep extensions and targets near the current mine at QDD; extend QDDLW to the east; surface test potential targets at AIM; and discover a new deposit, infill drill the known surface mineral body and advance geometallurgical characterization at Las Vacas.

During the fourth quarter, underground based mineral resource expansion drilling continued with the objective of finding additional oxide ore at the east and west extensions of QDDLW. Drilling in the fourth quarter returned multiple additional oxide intercepts of potential ore from QDDLW and these samples have been sent to the laboratory for analysis and metallurgical testing. Chip sampling to define QWDD near pit targets was initiated during the quarter. At the Las Vacas area, a sub horizontal hole was completed beneath the Las Vacas surface deposit that intersected favorable lithologies containing orpiment and realgar showings. Follow up testing of this target will commence late in the first quarter of 2016.

Mercedes, Mexico

The 2015 exploration program at Mercedes focused on mineral resource infill and extension drilling, completing limited ore definition drilling, and testing near mine and regional targets developed in prior exploration campaigns. The Company completed over 41,000 metres of combined surface and underground drilling over the course of 2015. The 2016 exploration program at Mercedes is expected to complete a total of approximately 10,000 metres of drilling. The focus of the 2016 program is to discover new mineral bodies close to existing development and support mine production.

During the fourth quarter, the surface exploration program tested several structural offsets and lineaments near the mine complex. An 800 meter step-out hole from the Diluvio West mineralization cut 20 meters of quartz stockwork containing one potential ore grade intercept. Three follow up holes to the south did not intercept the same quartz stockwork with no significant results reported. The infill drilling program continued during the corner with no significant results returned.

Minera Florida, Chile

The 2015 exploration program at Minera Florida focused on infill drilling to replace mineral resources that were previously upgraded to mineral reserves, testing new areas with the aim to discover a new high potential target, and delineation drilling to further improve the reliability of life-of-mine mineral reserves. The Company completed over 28,000 metres of combined infill, exploration and delineation drilling over the course of 2015. The 2016 exploration program at Minera Florida is expected to complete a total of approximately 20,000 metres of drilling. The focus of the 2016 program is to discover new deposits with the majority of testing expected at Lorena Este, Tribuna Central, Tribuna Este and Millenium Norte.

During the fourth quarter, the underground infill program continued to advance with the majority of targets continuing to return positive results which support the objective of upgrading mineral resources and mineral reserves replacement.

Jacobina, Brazil

The 2015 exploration program at Jacobina focused on extensive infill drilling with the aim to improve geologic knowledge and mineral continuity in support of mineral resource conversion and mineral reserve delineation. The Company completed approximately 35,000 metres of infill drilling over the course of 2015. The 2016 exploration program at Jacobina is expected to complete a total of approximately 46,000 metres of drilling. The focus of the 2016 program is to infill drill in support of mineral resource conversion and mineral reserve delineation, and test for the Main Reef below beneath known deposits.

During the fourth quarter, infill drilling continued at the Canavieras North and South, Morro do Vento and João Belo mines, with results continuing to support the higher grades in the mineral resource and mineral reserve models. Exploration drilling to test for deep extensions to the basal

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Main Reef continued in the fourth quarter. Three holes were drilled, one each at João Belo, Canavieiras and Morro do Vento. The hole at João Belo deviated from its target and was stopped, the hole at Canavieiras became trapped at over 900 metres depth and was abandoned. The hole at Morro Do Vento remains on-going having intersected the mineralized upper reefs and is approaching the target horizon for the basal Main Reef. Free gold in conglomerates has been noted in these deeper portions of the hole. Development activities to access the Canavieiras ore bodies supported by the infill programs continued during the fourth quarter.

Cerro Moro, Argentina

The 2015 exploration program at Cerro Moro focused on detailed mapping, outcrop and soil sampling, and targeted core drilling with the aim to discover a new high grade structure within the current property boundaries. The Company completed approximately 10,500 metres of drilling over the course of 2015. The 2016 exploration program at Cerro Moro is expected to complete a total of approximately 16,000 metres of drilling. The focus of the 2016 program is to discover a new high grade structure and expand the current indicated mineral resources.

During the fourth quarter, drilling advanced at the Deborah Parallel and Deborah Link structures, and the planned 2015 drilling campaign was completed mid-way through the quarter. Exploration drilling intersected narrow intercepts of low grade gold and variable grade silver values over 400 metres of strike length. Follow up drilling is planned to discover wider and higher grade zones at depth.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties. The 2015 exploration programs included the following:

•
Pandora - continued drill testing of near surface and underground targets while concurrently constructing an exploration tunnel from the Lapa mine 101 level to the west for approximately 1 kilometre ("101-W") to facilitate additional subsurface drill testing;

•	Kirkland Lake - focused drill testing of the Upper Canada, AK and other surface targets;

•	Upper Beaver - an internal Preliminary Economic Assessment on the deposit; and

•	Canadian Malartic mine - limited drilling of the South Odyssey mineral body.

At Pandora, the focus in the fourth quarter was an exploration program to test for extensions to the Branch zone and C zone on the Pandora property. A total of approximately 19,200 metres of drilling was completed during 2015 from the surface on the Pandora exploration program and the Branch Zone definition program. Results have been encouraging with the best results in the C zone support Lapa Mine style high grade mineralization with additional assay results pending. In 2016, additional underground development and 10,400 metres of drilling are planned.

During the fourth quarter, drilling at Kirkland Lake continued to add value as assays returned significant high grade results and in light of the positive results to-date the updated mineral resource estimate is included in the Company’s mineral resource and mineral reserve update as at December 31, 2015. A review of an internal Preliminary Economic Assessment for Upper Beaver was completed during the quarter and the Company is currently evaluating options with respect to the project.

At the end of the fourth quarter of 2015, 44 holes (approximately 36,000 metres) of drilling had been completed on the Odyssey zones. Data compilation and final assessment for drill holes completed in the fourth quarter are pending. The 2016 exploration program will focus on the Canadian Malartic block model to further define the potential of near pit targets that provide potential sources of ore for the Canadian Malartic mill and a 60,000 metre drill program to evaluate the mineralization at the Odyssey zones.

Fazenda Brasileiro, Pilar and C1 Santa Luz (held by Brio Gold Inc.)

The 2015 exploration program for Brio Gold at the Fazenda Brasileiro and Pilar operations focused on infill drilling in support of operations, as well as mineral resource expansion drilling. Brio Gold completed 39,000 metres of exploration drilling from the surface at Pilar and Maria Lazarus, along with an additional 6,800 meters of conversion drilling from underground. During the fourth quarter, infill drilling at Pilar continued to support the significant potential of the mine, including intersecting high grade intercepts above current mineral reserve grade.  At Maria Lazarus, delineation and exploration drilling was completed and returned positive results. The 2015 drilling program, which was considerably larger than in previous years, was successful in significantly expanding the mineral resources and reserves of both the Pilar and Maria Lazarus deposits. Reserve and resource expansion remains a focus in 2016, with approximately 68,000 metres of drilling planned.

At Fazenda Brasileiro, drilling focused on the expansion of mineral resources and on the conversion and replacement of the mineral reserve base. Brio Gold completed almost 74,000 meters of surface and underground drilling in 2015. During the fourth quarter, drilling continued on the newly discovered E388 East zone, along other prospective high potential targets. E388 East is already being mined and is contributing to

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higher grade production at Fazenda Brasileiro. Further, the robust exploration program at Fazenda Brasileiro resulted in a significant increase in reserves at Fazenda Brasileiro to 405,000 ounces of gold, equivalent to seven years of mine life. 80,000 metres of drilling is planned for 2016, with a continued focus on increasing reserves, the prospective E388 zone and other high potential areas.

At C1 Santa Luz, a 15,000 metre drilling program commenced in the fourth quarter of 2015 of which over 5,000 metres was completed by year end. The objective was to obtain samples for geo-metallurgical characterization of the mineralization and geotechnical information for assessing pit slopes as well as infill drilling for resource to reserve conversion. An updated mineral resource and reserve estimate is expected to be completed in the first quarter of 2016.

8.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by William Wulftange, Senior Vice President Exploration, who is a qualified person.

Total proven and probable mineral reserves as at December 31, 2015 were 15.9 million ounces of gold. In 2015, a total of 1.5 million ounces of gold was extracted through production (representing a post recovery production of 1.3 million ounces of gold). In addition, 1.2 million ounces were moved to measured and indicated mineral resources for C1 Santa Luz, some or all of which are expected to be upgraded in 2016 to mineral reserves with the planned pre-feasibility study expected to be completed by mid-2016. Mine model revisions at Mercedes decreased mineral reserves beyond those ounces that were depleted through production, which is also true for Pilar at which mineral reserves were reclassified to mineral resources pending on additional work in 2016. Silver mineral reserves were 98.1 million ounces. Copper mineral reserves were 3,059 million pounds.

Total measured and indicated mineral resources as at December 31, 2015 were 24.8 million ounces of gold (including the reclassification of 1.2 million ounces from mineral reserves associated with C1 Santa Luz). The increase in measured and indicated mineral resources is mainly due to the additions from C1 Santa Luz as discussed above, and the acquisition of Monument Bay. Total measured and indicated mineral resources for silver were 65.4 million ounces. Total measured and indicated mineral resources for copper were 946 million pounds. Total inferred mineral resources as at December 31, 2015 were 15.2 million ounces of gold, 81.1 million ounces of silver and 711 million pounds of copper.

Assumptions for metal prices used in the estimates of mineral reserves and mineral resources include: gold price of $1,150 per ounce, silver price of $18.00 per ounce and copper price of $3.00 per pound, except where noted in the mineral reserve and mineral resource tables contained in the Company's 2015 annual report, the most significant of which was Canadian Malartic at which mineral reserves of gold were previously calculated at $1,300 per ounce. While these price assumptions remain unchanged from prior year, as a significant portion of costs for the Company are locally denominated, these prices in local currency compared favourably to the prior year.

The Company's mineral reserves and mineral resources as at December 31, 2015 are summarized in the following table. Complete information relating to mineral reserves and mineral resources indicating a complete listing of metal-price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table accompanying the 2015 annual report available on the Company's website, www.yamana.com.

Mineral Reserves & Mineral Resources Estimates (i)	Contained Gold		Contained Silver		Contained Copper
	(in 000's ounces)		(in 000's ounces)		(in million pounds)
	2015	2014	2015	2014	2015	2014
Proven & Probable Mineral Reserves
Chapada	4,118	4,033	—	—	3,033	2,794
El Peñón	1,456	1,682	49,765	58,135	—	—
Canadian Malartic (50%)	3,863	4,329	—	—	—	—
Gualcamayo	967	1,244	—	—	—	—
Mercedes	333	648	3,750	6,977	—	—
Minera Florida	596	613	3,860	4,230	—	—
Jacobina	1,995	2,074	—	—	—	—
Pilar (ii)	342	1,355	—	—	—	—

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Fazenda Brasileiro (ii)	392	145	—	—	—	—
C1 Santa Luz (ii)	—	1,200	—	—	—	—
Alumbrera (12.5%)	36	185	—	—	26	135
Cerro Moro	715	715	40,723	40,723	—	—
Jeronimo (57%)	1,082	1,082	—	—	—	—
Ernesto/Pau-a-Pique (iii)	—	321	—	—	—	—
Total Proven & Probable Mineral Reserves	15,895	19,626	98,098	110,065	3,059	2,929

Measured & Indicated Mineral Resources
Chapada	2,037	2,130	3,775	3,775	838	867
El Peñón	905	919	26,982	26,761	—	—
Canadian Malartic (50%)	625	968	—	—	—	—
Gualcamayo	4,451	3,841	—	—	—	—
Mercedes	537	559	5,817	5,883	—	—
Minera Florida	867	784	4,952	4,424	—	—
Jacobina	2,575	2,553	—	—	—	—
Pilar (ii)	360	214	—	—	—	—
Fazenda Brasileiro (ii)	229	437	—	—	—	—
C1 Santa Luz (ii)	1,657	478	—	—	—	—
Alumbrera (12.5%)	103	—	—	—	73	—
Cerro Moro	238	238	20,313	20,313	—	—
Jeronimo (57%)	139	139	—	—	—	—
La Pepa	2,760	2,760	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
Monument Bay	1,787	—	—	—	—	—
Hammond Reef (50%)	2,251	2,251	—	—	—	—
Upper Beaver (50%)	900	722	—	—	34	18
Amalgamated Kirkland (50%)	133	—	—	—	—	—
Ernesto/Pau-a-Pique	—	279	—	—	—	—
Total Measured & Indicated Mineral Resources	24,840	21,558	65,362	64,679	945	885

Inferred Mineral Resources
Chapada	972	648	982	982	678	332
El Peñón	1,519	1,521	58,073	60,969	—	—
Canadian Malartic (50%)	213	556	—	—	—	—
Gualcamayo	1,543	1,938	—	—	—	—
Mercedes	239	342	2,001	2,625	—	—
Minera Florida	933	954	5,050	6,100	—	—
Jacobina	1,549	1,644	—	—	—	—
Pilar (ii)	2,041	1,713	—	—	—	—
Fazenda Brasileiro (ii)	91	167	—	—	—	—
C1 Santa Luz (ii)	943	1,093	—	—	—	—
Alumbrera (12.5%)	1	—	—	—	1	—
Cerro Moro	279	279	14,415	14,415	—	—
Jeronimo (57%)	161	161	—	—	—	—
La Pepa	620	620	—	—	—	—
Lavra Velha	543	543	—	—	—	—
Arco Sul	646	646	—	—	—	—
Suyai	274	274	575	575	—	—
Monument Bay	1,781	—	—	—	—	—
Hammond Reef (50%)	6	6	—	—	—	—
Upper Beaver (50%)	658	523	—	—	32	26
Amalgamated Kirkland (50%)	203	—	—	—	—	—
Ernesto/Pau-a-Pique	—	260	—	—	—	—
Total Inferred Mineral Resources	15,215	13,888	81,096	85,666	711	358

(i)	Refer to the complete Mineral Reserves & Mineral Resources tables in the Company's 2015 Annual Report. Numbers may not add due to rounding.

(ii)	Pilar, Fazenda Brasileiro and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance.

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Further information by mine is detailed below.

Canadian Malartic, Canada (50%)

On August 14, 2014, the Company and its partner, Agnico Eagle Mines Limited, jointly filed a National Instrument 43-101 updated technical report for Canadian Malartic with an updated estimate of mineral reserves and mineral resources as of June 16, 2014. The current inventory of mineral reserves and mineral resources reflects that estimate and has been depleted as a result of the production from June 16, 2014 until the end of 2015.

At Canadian Malartic, Yamana's 50% share of mineral reserves were 3.86 million ounces of gold contained in 110.8 million tonnes of ore at 1.08 g/t. The decrease in mineral reserves, compared to prior year, of 0.47 million ounces was principally due to mining extraction and production in 2015 which totalled 285,809 ounces of gold, a lower price of $1,150 per ounce used for the current year mineral reserve calculation, versus $1,300 per ounce in the prior year, a change in the cutoff grade to include the Net Smelter Return payable to Osisko Gold Royalties which was not included in 2014 and the termination of the Gouldie open pit. Gold mineral reserve grades increased to 1.08 g/t as compared to 1.06 g/t in the prior year.

Mineral resources have decreased from 2014 levels as all mineral resources outside of the current pit have been reevaluated at a 1.0 g/t gold cutoff. The higher cutoff reflects the decision that mineral resources outside the current pit will not be open-pit mined although the underground mining potential may be evaluated in the future. Exploration drilling of the Odyssey deposit transitioned to definition drilling in the fourth quarter with the goal of completing a 100 metre by 100 metre grid on the current defined mineral extents by the third quarter of 2016. The tighter grid spacing will allow for the reclassification of the mineralization as inferred mineral resources, will provide a basis for an in house scoping study and will aid the optimization of subsequent infill drill programs. The Canadian Malartic partnership is committing significant exploration funding of C$8 million to Odyssey during 2016 to outline the size potential of the ore and outline a maiden inferred mineral resource before the first quarter of 2017.

El Peñón, Chile

Gold mineral reserves were approximately 1.5 million ounces and silver mineral reserves were approximately 49.8 million ounces, contained in 9.1 million tonnes of ore at 4.98 g/t of gold and 170.2 g/t of silver, after production of 227,288 ounces of gold and approximately 7.7 million ounces of silver. Mineral resources were 905,000 ounces of gold and 27.0 million ounces of silver contained in 3.73 million tonnes of ore at 7.54 g/t of gold and 224.8 g/t of silver.

In 2015, the Company focused exploration on short-term mine production and undertook a longer term view to mineral reserve and mineral resource identification. The 2015 exploration program successfully identified new vein structures including Aleste Sur, Providencia Sur, Abundancia-Borde Oeste, Ventura Oeste and others.

These veins are near current mine infrastructure and can be quickly developed for production purposes as continuity and extent are confirmed.  During 2016, these areas will continue to be advanced through drilling and underground development to bring these new mineral resources to mineral reserves.

In 2016 through 2018, the Company will concentrate exploration on mineral reserve and mineral resource delineation.  The 2 to 3 year long-term program that began in 2015 includes near mine exploration for 200,000 oz to 500,000 oz or larger mineral bodies.  Mine site exploration have identified and prioritized several of these targets during 2015 which will continue to be developed and tested during 2016 together with other new targets.

These targets include southwest of Quebrada Orito, northeast trending structures similar to Discovery Wash that would connect Quebrada Orito to Quebrada Colorada and a second that would connect Quebrada Colorada to Cerro Martillo. Mine site exploration will also continue to drill testing southerly extensions of Providencia Sur along with en echelon features at Fortuna and for north south trending structures west of Tres Tontos.

Exploration from underground stations will continue to progress throughout the year and will be greatly advanced with underground development into the Abundancia-Borde Oeste corridor up to the Ventura veins which continues to be an important focus of exploration and the future of El

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Peñón. Surface exploration has identified several parallel structures to the Ventura vein and underground testing will provide further mineral resource and mineral reserve growth in these vein structures.

Chapada, Brazil

Gold mineral reserves were approximately 4.12 million ounces contained in 580 million tonnes at 0.22 g/t of gold. Gold measured and indicated mineral resources were 2.04 million ounces contained in 248 million tonnes of ore at 0.26 g/t. Gold inferred mineral resources were 972,000 ounces contained in 133 million tonnes of ore at 0.23 g/t of gold. The mining extraction and production was offset by additional ounces from the Sucupira discovery.

Copper mineral reserves were approximately 3,033 million pounds contained in 521 million tonnes of ore at 0.26% of copper. Copper measured and indicated mineral resources decreased slightly to 838 million pounds contained in 158 million tonnes of ore at 0.24% of copper. Copper inferred mineral resources nearly doubled to 678 million pounds, contained in 106 million tonnes of ore at 0.29% of copper.

Gold mineral reserves where replaced at Chapada and copper mineral reserves increased reflecting gains from the infill program, remodeling of Corpo Sul and adjustments to economical parameters to reflect current costs of production.

Gualcamayo, Argentina

Gold mineral reserves were 967,000 ounces contained in 26 million tonnes of ore at 1.17 g/t of gold. Gold measured and indicated mineral resources were 4.5 million ounces contained in 119 million tonnes of ore at 1.16 g/t of gold.

During the fourth quarter, the Company reviewed the outcome of the initial technical and financial analysis of the Deep Carbonates project undertaken during the course of 2015. The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces. As part of the ongoing work which will continue into 2016, the Company is considering a number of mining method alternatives to improve the capital spend profile and to de-risk the project. The mineralization is open in almost every direction, and continued exploration is expected to further improve project economics. The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.

Jacobina, Brazil

Gold mineral reserves were approximately 2.0 million ounces contained in 21.7 million tonnes of ore at a grade of 2.86 g/t of gold. Gold measured and indicated mineral resources were 2.6 million ounces contained in 33.1 million tonnes of ore at a grade of 2.42 g/t of gold. Inferred mineral resources were 1.5 million ounces contained in 15.4 million tonnes of ore at an average grade of 3.14 g/t of gold.

Mineral reserves and mineral resources decreased due to mining extraction and production from the 2014 mineral reserve inventory. This was slightly offset by the focus on definition and infill drill programs that were successful in increasing mine development to approximately 6 months of planned production levels.

Minera Florida, Chile

Gold mineral reserves were 596,000 ounces and silver mineral reserves were approximately 3.9 million ounces contained in 7.2 million tonnes of ore at 2.57 g/t of gold and 16.7 g/t of silver.

Measured and indicated mineral resources were 867,000 ounces of gold and 5.0 million ounces of silver contained in 5.091 million tonnes of ore at 5.30 g/t of gold and 30.3 g/t of silver. Inferred mineral resources were 933,000 ounces of gold and 5.1 million ounces of silver contained within 5.3 million tonnes of ore at a 5.50 g/t of gold and 29.7 g/t of silver.

Mercedes, Mexico

Mineral reserves at Mercedes were 333,000 ounces of gold and 3.8 million ounces of silver contained in 2.4 million tonnes of ore at 4.33 g/t of gold and 48.8 g/t of silver. The Mercedes mine transitioned in 2015 from long hole stopping mining to cut and fill mining. The increased

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operational costs with this more selective mining method resulted in an increase in the reserve cutoff grade that translated into a decrease in mineral reserves. The change in mining method is providing higher feed grades to the Mercedes mill.

Cerro Moro, Argentina

At Cerro Moro, gold and silver mineral reserves were unchanged at 715,000 ounces gold and 40.7 million ounces of silver, contained in 1.9 million tonnes of ore at a grade of 11.38 g/t gold and 648.3 g/t silver. The mineral reserve and mineral resource models will be updated during the course of 2016 taking into consideration updated gold and silver price points, new additions to mineral reserves as well as any changes to the mining parameters coming from the underground development works planned for 2016.

Gold and silver mineral resources in the measured and indicated categories were unchanged as well at 238,000 ounces gold and 20.3 million ounces silver contained in 3.3 million tonnes of ore at 2.23 g/t gold and 190.3 g/t silver. Inferred gold and silver mineral resources of 279,000 ounces gold and 14.4 million ounces silver contained in 4.4 million tonnes of ore at 1.96 g/t gold and 101.3 g/t silver in the periphery of the main deposits.

Monument Bay, Canada

In June 2015, as part of the Mega Precious Metals Inc. acquisition, the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totalling 338,000 square kilometres. The fall drill program and old core assay program returned positive results and support gold and tungsten mineralization at higher grades compared to previous block model. The Monument Bay mineral resource inventory is 1.8 million ounces of gold, contained in 36.6 million tonnes of ore at a grade of 1.52 g/t in indicated mineral resources and 1.8 million ounces of gold, at 41.9 million tonnes of ore at a grade of 1.32 g/t in inferred mineral resources.

Pilar, Brazil

The Pilar 2014 mineral reserve model was originally designed contemplating mining rates for high bulk tonnage methods.   In late 2014 and in 2015, the Company embarked on a program to change mining methods, cut off grades and drill hole spacings for mineral reserve categorization in order to accommodate a much more selective mining approach and mineral reserve optimization at the Pilar mine. Drill hole spacings for mineral resource categorization were subsequently tightened, dilution factors were modified and narrow view mining economics applied. The result of which was a reduction in proven and probable mineral reserves, with partially offsetting increases in measured and indicated mineral resources, and inferred mineral resources. The Company believes that with further planned infill drilling at Pilar, the Company will continue to convert those inferred mineral resources successfully. The mineral resources at the Pilar mine remain open in all directions and the Company continues to step out and infill to expand mineral reserves. The new mining method changes have resulted in a significant performance improvement at Pilar, which is expected to be sustainable over the life of mine.

Gold mineral reserves as at December 31, 2015 were 342,000 ounces contained in 4.3 million tonnes of ore at a grade of 2.47 g/t. Measured and indicated mineral resources of gold were 360,000 ounces contained in 4.0 million tonnes of ore at an average grade of 2.81 g/t. Inferred mineral resources of gold were 2.0 million ounces contained in 18.7 million tonnes of ore at an average grade of 3.40 g/t.

In 2016, as part of the planned drilling and exploration program, there will be an evaluation and effort to upgrade mineral resources into mineral reserves.

Fazenda Brasileiro, Brazil

Gold mineral reserves were 392,000 ounces contained in 6.5 million tonnes of ore at a grade of 1.88 g/t. Measured and indicated mineral resources of gold were 229,000 ounces contained in 1.9 million tonnes of ore at a grade of 3.72 g/t. Inferred mineral resources of gold were 91,000 ounces contained in 1.6 million tonnes of ore at a grade of 1.81 g/t.

The increase in mineral reserves and mineral resources is attributable to expanded in-mine exploration which resulted in the conversion of inferred mineral resources to measured and indicated mineral resources.

C1 Santa Luz, Brazil

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Gold mineral reserve ounces were reclassified to measured and indicated mineral resources at C1 Santa Luz as the mine was previously placed in care and maintenance.

In 2016, as part of the planned drilling and exploration program, and a feasibility study planned for mid-2016, the focus will be on the reclassification and upgrade of ounces from several categories of mineral resources back into the mineral reserves category.

9.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

In order to counter the impact of lower commodity prices, the Company continues to focus on containing costs to maximize available cash in order to fund planned growth, development activities, expenditures and commitments. The following is a summary of liquidity and capital resources balances:

As at December 31, (In millions of US Dollars)	2015	2014
Cash	$119.9	$191.0
Trade and other receivables	$45.9	$51.0
Long term debt (excluding current portion)	$1,676.7	$2,025.4
Working capital (i)	$106.9	$42.6

(i)	Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $119.9 million as at December 31, 2015 compared to $191.0 million as at December 31, 2014.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital was $106.9 million as at December 31, 2015, more than double, compared to $42.6 million as at December 31, 2014. Additionally, the Company has $23.3 million in stockpile inventory, currently classified as Property, Plan and Equipment, as it is not expected to be processed within one year.

The following table summarizes cash inflows and outflows:

For the years ended December 31, (In millions of Dollars)	2015	2014
Cash flows from operating activities from continuing operations	$531.8	$513.9
Cash flows from operating activities before changes in working capital (i)	$670.6	$595.0
Cash flows (used in)/from financing activities from continuing operations	$(204.6)	$540.1
Cash flows used in investing activities from continuing operations	$(392.2)	$(1,081.7)

(i)	A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations after net change in working capital for the year ended December 31, 2015 were $531.8 million, compared to $513.9 million for the year ended December 31, 2014. Cash flows from operating activities before net change in working capital (a non-GAAP measure, see Section 14) for the year ended December 31, 2015 were $670.6 million, compared to $595.0 million generated for the same period of 2014. Cash flows from operating activities for the period include $148.0 million received as an advance payment on the metal agreements with Sandstorm which was used to reduce the balance outstanding on the revolving credit facility. Cash flows from operating activities were impacted by lower metal prices and no cash distributions from Alumbrera for the year, compared to $44.2 million for the year ended December 31, 2014.

Net change in working capital for the year ended December 31, 2015 was cash outflows of $138.8 million, compared to outflows of $81.1 million for the year ended December 31, 2014. Outflows in working capital for the current period reflect the more significant items of the repayment of $29.5 million on the export credit facility and an Alumbrera loan repayment of $22.5 million.  Additionally, working capital items reflect a decrease of $87.8 million in trade payables.  These demonstrate management's focus on a debt reduction strategy and working capital management.

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In spite of the challenging market conditions for metals, the Company's cash flows from operating activities are expected to remain positive at the prices of gold, silver and copper observed as at December 31, 2015, following continued cost reduction efforts. Refer to Section 11: Economic Trends, Business Risks and Contractual Commitments for a detailed discussion of market price risk.

CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in financing activities of continuing operations were $204.6 million for the year ended December 31, 2014, compared to inflows of $540.1 million in year ended December 31, 2014. Cash flows used in financing activities for 2015 included a net debt repayment, lower proceeds from term loan and notes payable, and higher interest expense as a result of the full-year effect related to the debt notes issued in mid-2014, partly offset by lower dividend payments and the proceeds on a share offering at the beginning of the year. During the year, in an effort to further reduce debt levels, the Company triggered an early conversion of the Company's 6.875% convertible unsecured subordinated debentures, assumed on the acquisition of Canadian Malartic, using previously escrowed and segregated shares and cash which had been set aside upon completion of the acquisition. The debt reduction initiatives during 2015 lead to a reduction of debt of over $286 million, lower by 14% compared to December 31, 2014.

As part of its capital management strategy and in response to current market conditions, subsequent to the year end, the Company announced a revision to its baseline level dividend to $0.02 per share annually beginning with the declaration and payment of the first quarter 2016 dividend. Based on the number of outstanding common shares as at the end of 2015, the revised dividend policy will reduce annual dividend payments to approximately $29 million in 2016 and to approximately $19 million in 2017.

Net debt (a non-GAAP measure, see Section 14) as at December 31, 2015, excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company, was $1.61 billion decreasing by 9% relative to the comparative period.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(In millions of US Dollars)	2016	2017	2018	2019	2020
Senior debt notes	73.5	—	110.0	181.5	85.0

The balance of senior debt notes of $1.11 billion is due in or after 2022.

The Company has a revolving credit facility with a maturity date of 2020. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in 2020.

CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash outflows used in investing activities from continuing operations were $392.2 million for the year ended December 31, 2015, compared to cash outflows of $1.08 billion for the year ended December 31, 2014.

Cash flows used in investing activities include the release of $18.6 million of restricted cash, relating to a bond previously set aside with the Government of Quebec by Canadian Malartic for environmental protection purposes. The bond was replaced with a letter of credit. Additionally, cash flows used in investing activities include proceeds on settlements of copper contracts and proceeds on disposal of investments and other assets.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the year ended December 31, 2015, were $378.8 million, compared to capital expenditures of $662.1 million for the year ended December 31, 2014. These expenditures were incurred as follows:

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For the years ended December 31, (In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	2015	2014
Chapada	$46.1	$8.9	$1.3	$56.3	$115.0
El Peñón	53.4	2.0	20.6	$76.0	$111.5
Gualcamayo	5.2	5.4	5.2	$15.8	$38.3
Mercedes	14.3	7.7	3.0	$25.0	$41.6
Canadian Malartic	37.3	8.7	12.3	$58.3	$43.3
Minera Florida	19.2	14.9	5.3	$39.4	$58.2
Jacobina	25.7	0.5	4.8	$31.0	$34.6
Cerro Moro	—	30.0	3.9	$33.9	$30.2
Pilar (i)	11.7	2.6	2.4	$16.7	$93.9
Fazenda Brasileiro (i)	10.8	—	3.9	$14.7	$15.2
C1 Santa Luz (i)	—	—	—	$—	$61.8
Other	4.6	7.1	—	$11.7	$18.5
Total capital expenditures (ii)	$228.3	$87.8	$62.7	$378.8	$662.1

(i)	Pilar, Fazenda Brasileiro and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance..

(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of February 16, 2016, the total number of shares outstanding were 947.2 million, the total number of stock options outstanding were 2.4 million, the total number of Deferred Share Units ("DSU") outstanding were 3.5 million, the total number of Restricted Share Units ("RSU") outstanding were 0.9 million, and the total number of Performance Share Units ("PSU") outstanding were 1.1 million.

In 2015, the Company declared quarterly dividends totalling $0.06 per share compared to 2014 quarterly dividends totalling $0.13 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at December 31, 2015:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, year ended
(In thousands)	December 31, 2015	December 31, 2015	December 31, 2015
Common shares (i)	947,039	946,773	936,606
Options (ii)	3,407	—	—
RSU (ii)(iv)	994	—	—
DSU (iii)	3,520	—	—
PSU (iii)	1,273	—	—
		946,773	936,606

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the year ended December 31, 2015, a total of 14,546,717 shares were subscribed to under the plan.

(ii)	For the twelve months ended December 31, 2015, these items have not been included in the weighted average number of shares as they are anti-dilutive.

(iii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

(iv)	Exclude RSU granted to Brio Gold employees that are redeemable in Brio Gold common shares.

CONTRACTUAL COMMITMENTS

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Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at December 31, 2015, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$365.5	$245.1	$47.4	$0.2	$658.2
Long-term debt principal repayments (i)	97.0	127.6	458.4	1,105.0	1,788.0
Decommissioning, restoration and similar liabilities (undiscounted) (ii)	14.3	36.8	32.9	203.5	287.5
	$476.8	$409.5	$538.7	$1,308.7	$2,733.7

(i)	Excludes interest expense.

(ii)
As required by law, the Company arranged an irrevocable letter of credit for the amount of $16.8 million (C$23.2 million) in favor of the Government of Quebec as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letter of credit will be automatically extended for one year periods from expiration on September 15, 2016 and future expiration dates thereafter.

10.    INCOME TAXES

The Company recorded an income tax recovery of $647.9 million for the year ended December 31, 2015 (2014 - $358.8 million expense). The decrease in the income tax expense for the year is a result of the reversal of deferred tax liabilities on impairment, the breakdown of which is as follows:

For the years ended December 31, (In millions of Dollars)	2015	2014
Adjusted income tax (recovery)/expense	$(20.2)	$27.8
Non-cash tax expense related to unrealized foreign exchange	210.0	83.8
Non-cash tax recovery related to impairments	(837.6)	(153.7)
Change in tax rates	(9.4)	329.5
Tax on adjusted earnings items	9.3	71.4
Income tax (recovery)/expense	$(647.9)	$358.8

The balance sheet reflects a deferred tax asset of $88.6 million and a deferred tax liability of $1.8 billion.

The income tax provision is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods. The Company calculates its current income tax expense on an entity by entity basis, and for that reason, it is possible to have a current income tax expense, even in periods when the Company has an overall loss, as the tax expense on profitable mines is often not offset by tax recoveries in other mines.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties related to income tax in income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar. Under IFRS, the US Dollar value of non-monetary assets are converted into local currency each quarter for the purpose of calculating the deferred tax owing in the event of the disposition of that asset.  The difference in the value of the deferred tax owing from period to period as a result of fluctuations in local currency is recorded in the income tax expense.  As a local currency depreciates in value relative to the US Dollar, an asset becomes more valuable in local currency, resulting in a higher notional non-cash deferred tax expense increasing the Company’s consolidated income tax expense.  When local currencies appreciate, relative to the US Dollar, the value of the asset is diminished in local currency, reducing the notional deferred tax owing resulting in a non-cash tax recovery.

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During the period, the US Dollar strengthened against the Brazilian Real, the Argentinean Peso, the Mexican Peso and the Canadian Dollar. As a result, an expense of $210.0 million relating to unrealized foreign exchange loss was recorded in the tax expense. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are sold, depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion is written-off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The largest components of the deferred tax liabilities relate to:

(in millions of US Dollars)	2015	2014
Gualcamayo	$105.4	$202.8
Jacobina	$139.1	$101.3
Agua Rica	$396.1	$396.1
El Peñón	$243.2	$432.2
Canadian Malartic	$355.5	$326.5
Exploration Potential	$432.9	$551.4

See Note 12: Income Taxes to the Consolidated Annual Financial Statements for the year ended December 31, 2015 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis Form for the year ended December 31, 2015.

11.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols, which include the application of high operating standards, empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2015. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Metal Price Risk

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control, including:

•	global and regional supply and demand for industrial products containing metals generally;

•	changes in global or regional investment or consumption patterns;

•	increased production due to new mine developments and improved mining and production methods;

•	decreased production due to mine closures;

•	interest rates and interest rate expectation;

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•	expectations with respect to the rate of inflation or deflation;

•	fluctuations in the value of the U.S. Dollar and other currencies;

•	availability and costs of metal substitutes;

•	global or regional political or economic conditions; and

•	sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company's existing mines and projects as well as the Company's ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company's results of operations, cash flows and financial position. A decline in metal prices may require us to write-down the Company's Mineral Reserve and Mineral Resource estimates by removing ores from mineral reserves that would not be economically processed at lower metal prices and revise the Company's life-of-mine plans, which could result in material impairments of the Company's investments in mining properties. Any of these factors could result in a material adverse effect on the Company's results of operations, cash flows and financial position. Further, if revenue from metal sales decline significantly, the Company may experience liquidity difficulties.

The Company's cash flow from mining operations may be insufficient to meet operating needs, and as a result the Company could be forced to discontinue production and could lose the Company's interest in, or be forced to sell, some or all of the Company's properties. In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on results of operations, cash flows and financial position. In addition, lower metal prices may require the Company to reduce funds available for exploration with the result that the depleted mineral reserves may not be replaced.

Gold Price - Market Update

$1,400
$1,300
$1,200
$1,100
$1,000
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)

For the year ended December 31, 2015, spot gold prices averaged $1,160 per ounce, or 8% lower, compared to $1,266 per ounce in 2014. Prices ranged between $1,049 and $1,296 per ounce and ended the year at $1,060 per ounce.

For the quarter ended December 31, 2015, spot gold prices averaged $1,106 per ounce, or 8% lower, compared to $1,201 per ounce in the fourth quarter of 2014. Prices ranged between $1,049 and $1,184 per ounce.

After rallying early in the fourth quarter, gold prices moved steadily lower as the US Dollar strengthened. The continued US Dollar strength, particularly against emerging market currencies, has limited the ability of gold to sustain a higher trend. In December, the US Federal Reserve

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increased the Fed Funds Rate by 0.25 percent, citing an improving US labour market and a higher inflation in the coming months. With the US Fed moving towards tighter monetary policy, while other central banks continue to maintain or adopt easier monetary policies, the US Dollar should stay reasonably strong over the short to medium term which could temporarily limit the upside for gold. Conversely, many governments continue to face challenging fiscal situations due to slow economic growth and elevated levels of debt, which should be supportive of gold over the longer term.

It is expected that physical demand will continue to be supportive during periods of price weakness. Central banks continue to be net buyers and are expected to continue for the foreseeable future. Global ETF gold holdings fell by about 2 million ounces over the course of the quarter and currently sit at approximately 50 million ounces.

The Company has not hedged any of its gold sales.

Copper Price - Market Update

$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15

Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

For the year ended December 31, 2015, spot copper prices averaged $2.50 per pound, representing a decrease of 20% compared to $3.11 per pound in 2014. Prices ranged between $2.05 and $2.94 per pound and ended the year at $2.13 per pound.

For the quarter ended December 31, 2015, spot copper prices averaged $2.22 per pound, representing a decrease of 26% compared to $3.01 per pound in the fourth quarter of 2014. Prices ranged between $2.05 and $2.42 per pound.

Copper prices moved lower over the course of the fourth quarter as concerns about slowing economic growth in China continued to weigh on prices. It is expected that the performance of the Chinese economy will continue to be a primary driver of prices going forward. Supply cuts that have been announced over the past several months have helped push the market towards balance and should be more supportive of copper prices over the longer term.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at December 31, 2015, the Company had 42 million pounds of copper forward contracts in place for the first half of 2016 at an average sales price of $2.20 per pound.

Currency Risk

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian reals, Argentine pesos, Chilean pesos, Mexican pesos and Canadian dollars. The appreciation of these foreign currencies against the US Dollar

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would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates. Following a period of sustained decline in these foreign currencies, as at December 31, 2015, the Company has temporarily halted its hedging program and does not have any outstanding contracts.

US Dollar - Market Update

The US Dollar continues to show strength and all of the Company's operating currencies weakened between 17% and 51% against the US Dollar during 2015. There is potential for additional US Dollar strength going forward, as US economic performance is expected to surpass that of many other countries.

The aforementioned divergence in global monetary policies, and the expectation of better US economic growth relative to other G10 countries, is likely to attract investment flows into the US which should result in continued US Dollar strength, albeit at a more moderate pace. Should this occur, the Company will continue to benefit in the form of lower operating costs, given that the foreign exchange requirements for 2016 and beyond are unhedged.

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

10%
-10%
-30%
-50%
-70%
-90%
-110%
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Brazilian Real
Chilean Peso
Argentinian Peso
Mexican Peso
Canadian Dollar

Average and Period-end Market Exchange Rate

For the three months ended December 31,	2015	2014	Variance
Average Exchange Rate
USD-CAD	1.3362	1.1364	17.6%
USD-BRL	3.8479	2.5499	50.9%
USD-ARG	10.1472	8.5123	19.2%
USD-CLP	698.10	598.46	16.6%
USD-MXN	16.7689	13.9020	20.6%

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For the year ended December 31,	2015	2014	Variance
Average Exchange Rate
USD-CAD	1.2792	1.1046	15.8%
USD-BRL	3.3364	2.3534	41.8%
USD-ARG	9.2610	8.1247	14.0%
USD-CLP	654.68	570.87	14.7%
USD-MXN	15.8833	13.3120	19.3%

As at December 31,	2015	2014	Variance
Period-end Exchange Rate
USD-CAD	1.3839	1.1621	19.1%
USD-BRL	3.9608	2.6576	49.0%
USD-ARG	12.9315	8.4650	52.8%
USD-CLP	708.60	606.45	16.8%
USD-MXN	17.2075	14.7520	16.6%

Counterparty, Credit and Interest Rate Risk

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favorable to the Company. Such failures to obtain loans and other credit facilities could require us to take measures to conserve cash and could adversely affect the Company's access to the liquidity needed for the business in the longer term.

The development of the Company’s projects and the construction of mining facilities and commencement of mining operations may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed, or if available, the terms of such financing might not be favorable to the Company. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of the Company's trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by managing its capital expenditures, forecast and operational cash flows, and by maintaining adequate lines of credit. The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

Other Risks

For further information regarding the Company’s operational risks that may have an adverse financial impact on the Company, please refer to the section entitled "Risk Factors” in the Annual Information Form for the year ended December 31, 2014, available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2015 to be filed on SEDAR.

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12.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Annual Financial Statements of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2010. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

13.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Annual Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2015.

In preparing the Consolidated Annual Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Consolidated Annual Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year quarter ended December 31, 2015 are disclosed in Note 4 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2015.

14.    NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt, to supplement its Consolidated Annual Financial Statements, which are presented in accordance with IFRS. The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

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The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company’s cost structure. Cash costs are computed net of by-products or on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The Company reports production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution. There is no change in the calculation of copper cash costs.

With this realignment, the KPIs are as follows:

•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

◦
The Attributable Cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.
Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

•	All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.

•
All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

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Cash costs per ounce of gold and silver, co-product cash costs per ounce of gold and silver, all-in sustaining costs per ounce of gold and silver and all-in sustaining co-product costs per ounce of gold and silver are from continuing operations and, as applicable, exclude Ernesto/Pau-a-Pique, a discontinued operation.

The following tables provide a reconciliation of cost of sales per the Consolidated Annual Financial Statements to (i) Cash costs per ounce of gold and per ounce of silver, (ii) Co-product cash costs per ounce of gold and per ounce of silver, (iii) Co-product cash costs per pound of copper, (iv) All-in sustaining costs per ounce of gold and per ounce of silver, and (v) All-in sustaining co-product costs per ounce of gold and per ounce of silver.

(i)	Reconciliation of Cost of Sales per the Consolidated Annual Financial Statements to cash costs of gold and silver from continuing operations:

Gold Cash Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2015	2014	2015	2014
Cost of sales (i) (ii)	$269.7	$318.7	$1,088.0	$1,045.8
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	13.0	10.3	39.9	36.1
By-product costs related to silver	(14.7)	(15.5)	(64.1)	(60.0)
Inventory movements and adjustments	(7.3)	(23.9)	(16.4)	(28.7)
Commercial, overseas freight and other costs	(4.5)	(9.2)	(13.8)	(21.6)
By-product credits from Chapada copper revenue including copper pricing adjustment	(77.2)	(101.3)	(312.9)	(381.0)
Total gold cash costs (excluding Alumbrera)	$179.0	$179.1	$720.7	$590.6
Minera Alumbrera (12.5% interest) cash costs	8.1	0.7	39.1	(14.0)
Total gold cash costs (ii)	$187.1	$179.8	$759.8	$576.6
Commercial gold ounces produced excluding Alumbrera	337,201	336,455	1,250,361	1,077,367
Commercial gold ounces produced including Alumbrera	345,788	350,159	1,274,916	1,117,018
Total cash costs (excluding Alumbrera) per gold ounce produced	$531	$533	$576	$549
Minera Alumbrera (12.5% interest) cash costs per gold ounce produced	10	(20)	20	(33)
Total cash costs per gold ounce produced	$541	$513	$596	$516

Silver Cash Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2015	2014	2015	2014
Cost of sales (i) (ii)	$269.7	$318.7	$1,088.0	$1,045.8
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	13.0	10.3	39.9	36.1
By-product costs related to gold	(179.1)	(179.1)	(720.6)	(590.6)
Inventory movements and adjustments	(7.3)	(23.9)	(16.4)	(28.7)
Commercial, overseas freight and other costs	(4.5)	(9.2)	(13.8)	(21.6)
By-product credits from Chapada copper revenue including copper pricing adjustment	(77.2)	(101.3)	(312.9)	(381.0)
Total silver cash costs (ii)	$14.6	$15.5	$64.2	$60.0
Commercial silver ounces produced	1,959,586	2,652,036	9,011,285	10,145,522
Total cash costs per silver ounce produced	$7.48	$5.86	$7.12	$5.91

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

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(ii)	Reconciliation of cost of sales per the Consolidated Annual Financial Statements to co-product cash costs of gold and silver from continuing operations:

Gold Cash Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2015	2014	2015	2014
Cost of sales (i) (iii)	$269.7	$318.7	$1,088.0	$1,045.8
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(36.4)	(46.1)	(157.0)	(192.6)
Silver related cash costs (excluding related TCRC’s) (ii)	(17.2)	(20.8)	(74.6)	(78.2)
Treatment and refining costs (“TCRC”) related to Chapada gold	1.9	1.4	5.6	4.9
Inventory movements and adjustments	(7.3)	(23.4)	(16.5)	(28.6)
Commercial, overseas freight and other costs	(4.5)	(9.2)	(13.8)	(21.6)
Total gold co-product cash costs (excluding Alumbrera)	$206.2	$220.6	$831.7	$729.7
Minera Alumbrera (12.5% interest) gold cash costs	3.1	3.4	12.9	12.8
Total gold co-product cash costs (iii)	$209.3	$224.0	$844.6	$742.5
Commercial gold ounces produced excluding Alumbrera	337,201	336,455	1,250,361	1,077,367
Commercial gold ounces produced including Alumbrera	345,788	350,159	1,274,916	1,117,018
Total co-product cash costs (excluding Alumbrera) per gold ounce produced	$611	$656	$665	$677
Minera Alumbrera (12.5% interest) cash costs per gold ounce produced	(6)	(16)	(3)	(12)
Total co-product cash costs per gold ounce produced	$605	$640	$662	$665

Silver Cash Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2015	2014	2015	2014
Cost of sales (i) (iii)	$269.7	$318.7	$1,088.0	$1,045.8
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(204.2)	(46.1)	(826.2)	(192.6)
Gold related cash costs (excluding related TCRC’s) (ii)	(36.4)	(219.2)	(157.0)	(724.8)
Treatment and refining costs (“TCRC”) related to Chapada silver	0.1	0.1	0.2	0.1
Inventory movements and adjustments	(7.4)	(23.4)	(16.5)	(28.7)
Commercial, overseas freight and other costs	(4.5)	(9.2)	(13.8)	(21.6)
Total silver co-product cash costs (iii)	$17.3	$20.9	$74.7	$78.2
Commercial silver ounces produced	1,959,586	2,652,036	9,011,285	10,145,522
Total co-product cash costs per silver ounce produced	$8.78	$7.88	$8.28	$7.70

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2014 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

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(iii)	Reconciliation of cost of sales per the Consolidated Annual Financial Statements to co-product cash costs of copper:

Copper Cash Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except pounds and cash costs per pound produced)	2015	2014	2015	2014
Cost of sales (i) (iii)	$269.7	$318.7	$1,088.0	$1,045.8
Adjustments:
Gold related cash costs (excluding related TCRC’s) (ii)	(204.2)	(219.2)	(826.2)	(724.8)
Silver related cash costs (excluding related TCRC’s) (ii)	(17.2)	(20.8)	(74.6)	(78.1)
TCRC related to Chapada copper	11.1	8.7	34.3	31.1
Inventory movements and adjustments	(7.3)	(23.4)	(16.5)	(28.7)
Commercial, overseas freight and other costs	(4.5)	(9.2)	(13.8)	(21.6)
Total copper co-product cash costs (excluding Alumbrera)	$47.6	$54.8	$191.2	$223.7
Minera Alumbrera (12.5% interest) copper cash costs	14.5	16.2	58.0	63.2
Total copper co-product cash costs (iii)	$62.1	$71.0	$249.2	$286.9
Commercial copper produced excluding Alumbrera (millions of lbs)	36.6	35.0	131.0	133.5
Commercial copper produced including Alumbrera (millions of lbs)	43.7	44.0	148.0	161.7
Total co-product cash costs (excluding Alumbrera) per pound of copper produced	$1.30	$1.57	$1.46	$1.68
Minera Alumbrera (12.5% interest) co-product cash costs per pound of copper produced	0.12	0.04	0.22	0.09
Total co-product cash costs per pound of copper produced	$1.42	$1.61	$1.68	$1.77

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2014 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)	All-in sustaining costs from continuing operations:

Gold All-in Sustaining Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2015	2014	2015	2014
Total gold cash costs (i)	$187.1	$179.8	$759.8	$576.6
General and administrative, excluding share-based compensation	19.6	23.2	92.3	93.2
Sustaining capital expenditures	47.2	77.8	201.4	269.4
Exploration and evaluation expense	6.4	5.2	20.5	17.5
Total gold all-in sustaining costs	$260.3	$286.0	$1,074.0	$956.7
Commercial gold ounces produced including Alumbrera	345,788	350,159	1,274,916	1,117,018
Total all-in sustaining costs per gold ounce produced	$753	$816	$842	$857

Silver All-in Sustaining Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2015	2014	2015	2014
Total silver cash costs (i)	$14.6	$15.5	$64.2	$60.0
General and administrative, excluding share-based compensation	1.6	2.6	8.6	11.2
Sustaining capital expenditures	4.2	7.6	22.3	34.3
Exploration and evaluation expense	0.7	8.0	2.3	2.5
Total silver all-in sustaining costs	$21.1	$25.7	$97.5	$108.0
Commercial silver ounces produced	1,959,586	2,652,036	9,011,285	10,145,522
Total all-in sustaining costs per silver ounce produced	$10.78	$10.02	$10.81	$10.64

(i)
Chapada copper revenue credits are reflected in cash costs. Beginning January 1, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

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(v)	All-in sustaining costs on a co-product basis from continuing operations:

Gold All-in Sustaining Co-product Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2015	2014	2015	2014
Total gold co-product cash costs	$209.3	$223.2	$844.6	$742.5
General and administrative, excluding share-based compensation (i)	16.7	19.0	78.3	75.9
Sustaining capital expenditures (ii)	40.0	65.9	168.0	234.4
Exploration and evaluation expense (i)	5.0	3.7	16.7	12.3
Total gold all-in sustaining co-product costs (iii)	$271.0	$311.8	$1,107.6	$1,065.1
Commercial gold ounces produced including Alumbrera	345,788	350,159	1,274,916	1,117,018
Total all-in sustaining co-product costs per gold ounce produced	$784	$893	$868	$954

Silver All-in Sustaining Co-product Costs	Three months ended December 31,		Year ended December 31,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2015	2014	2015	2014
Total silver co-product cash costs	$17.3	$20.9	$74.7	$78.2
General and administrative, excluding share-based compensation (i)	1.3	2.1	7.0	9.0
Sustaining capital expenditures (ii)	3.4	6.0	18.9	29.7
Exploration and evaluation expense (i)	0.5	0.6	1.8	1.8
Total silver all-in sustaining co-product costs (iii)	$22.5	$29.6	$102.3	$118.7
Commercial silver ounces produced	1,959,586	2,652,036	9,011,285	10,145,522
Total all-in sustaining co-product costs per silver ounce produced	$11.46	$11.17	$11.35	$11.69

(i)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(ii)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iii)
Beginning January 1, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be

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meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

Reconciliations of Adjusted Earnings to net earnings is provided in Section 5.1, Annual Overview of Financial Results and Section 5.3, Fourth Quarter Overview of Financial Results for the year and three months ended December 31, 2015, respectively. The reconciliations on a per share basis are as follows:

	For the three months ended		For the year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic	$(1.95)	$(0.34)	$(2.24)	$(1.45)
Non-cash unrealized foreign exchange (gains)/losses	0.02	—	(0.02)	(0.03)
Impact of change in Chilean tax rates on non-cash deferred tax expense	—	—	—	0.40
Share-based payments/mark-to-market of deferred share units	0.01	—	0.01	0.01
Demobilization and reorganization costs	—	0.01	0.01	0.04
Transaction costs related to the acquisition of Osisko	—	—	—	0.04
Loss on sale of assets	0.01	—	—	0.01
Impairment of mineral properties	2.73	0.23	2.77	0.92
Impairment of investment in available-for-sale securities and other assets	0.04	0.02	0.03	0.05
Other non-recurring provisions and other adjustments	—	0.06	0.02	0.06
Adjusted earnings/(loss) before income tax effect	$0.86	$(0.02)	$0.58	$0.05
Non-cash tax on unrealized foreign exchange gains	—	0.04	0.22	0.10
Income tax effect of adjustments	(0.87)	(0.04)	(0.87)	(0.10)
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic	$(0.01)	$(0.02)	$(0.07)	$0.05
Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - diluted	$(1.95)	$(0.34)	$(2.24)	$(1.45)
Non-cash unrealized foreign exchange (gains)/losses	0.02	—	(0.02)	(0.03)
Impact of change in Chilean tax rates on non-cash deferred tax expense	—	—	—	0.40
Share-based payments/mark-to-market of deferred share units	0.01	—	0.01	0.01
Demobilization and reorganization costs	—	0.01	0.01	0.04
Transaction costs related to the acquisition of Osisko	—	—	—	0.04
Loss on sale of assets	0.01	—	—	0.01
Impairment of mineral properties	2.73	0.23	2.77	0.92
Impairment of investment in available-for-sale securities and other assets	0.04	0.02	0.03	0.05
Other non-recurring provisions and other adjustments	—	0.06	0.02	0.06
Adjusted earnings/(loss) before income tax effect	$0.86	$(0.02)	$0.58	$0.05
Non-cash tax on unrealized foreign exchange gains	—	0.04	0.22	0.10
Income tax effect of adjustments	(0.87)	(0.04)	(0.87)	(0.10)
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - diluted	$(0.01)	$(0.02)	$(0.07)	$0.05
Weighted average number of shares outstanding (in thousands)
Basic	946,773	877,664	936,606	820,782
Diluted	946,773	880,841	936,606	822,505

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures “Adjusted Operating Cash Flows" to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital and non-recurring cash items such as the cash on deferred revenue, transaction costs on acquisition, reorganization and demobilization costs which are paid in cash. Reconciliations of Adjusted Operating Cash Flows to cash flows from operating activities before changes in working capital is provided in Section 5.1, Annual Overview of Financial Results and Section 5.3, Fourth Quarter Overview of Financial Results for the year and three months ended December 31, 2015, respectively.

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NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Debt is calculated as the sum of the current and non-current portions of long-term debt excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP measure is provided below:

As at, (In millions of United States Dollars)	December 31, 2015	December 31, 2014
Debt
Non-current portion	$1,676.7	$2,025.4
Current portion	97.0	34.6
Total debt	$1,773.7	$2,060.0
Less: Canadian Malartic debt	42.2	105.2
Less: Cash and cash equivalents	119.9	191.0
Net Debt	$1,611.6	$1,763.8

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

•
Depletion, depreciation and amortization ("DDA") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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15.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, unless otherwise noted)	2015	2015 (vi)	2015 (vi)	2015 (vi)
Financial results
Revenue (i)	$463.0	$448.9	$455.0	$458.1
Mine operating earnings	$195	$49.7	$58.4	$40.2
Net loss from continuing operations (iv)	$(1,842.2)	$(115.0)	$(7.0)	$(135.2)
Adjusted loss (ii) from continuing operations (iv)	$(7.5)	$(20.2)	$(8.3)	$(37.5)
Net loss (iv)	$(1,842.0)	$(113.0)	$(7.8)	$(151.8)
Cash flows from operating activities from continuing operations	$328.7	$77.6	$123.4	$2.0
Cash flows from operating activities before net change in working capital (ii)	$297.6	$127.6	$149.3	$96.0
Cash flows to investing activities from continuing operations	$(151.8)	$(65.7)	$(101.4)	$(73.2)
Cash flows (to)/from financing activities operations from continuing operations	$(192.9)	$9.0	$(23.8)	$2.9
Per share financial results
Net loss per share from continuing operations attributable to Yamana equity holders
Basic and diluted	$(1.95)	$(0.12)	$(0.01)	$(0.15)
Adjusted loss per share (ii) from continuing operations attributable to Yamana equity holders
Basic and diluted	$(0.01)	$(0.02)	$(0.01)	$(0.04)
Weighted average number of common shares outstanding Basic and diluted (in thousands)	946,773	946,563	938,900	913,716
Financial position
Cash and cash equivalents	$119.9	$137.8	$119.1	$121.1
Total assets	$9,518.1	$12,244.7	$94,427.5	$12,487.6
Total non-current liabilities	$4,111.4	$5,012.1	$4,929.5	$5,007.9
Production - Gold
Gold ounces produced (v)	345,788	325,897	298,818	304,414
Discontinued operations - gold ounces	—	—	—	460
Total gold ounces produced	345,788	325,897	298,818	304,874
Cash costs per gold ounce produced (ii) (v)	$541	$594	$603	$654
Co-product cash costs per gold ounce produced (ii) (v)	$605	$653	$701	$696
All-in sustaining costs per gold ounce produced (ii) (v)	$753	$841	$896	$893
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$784	$856	$949	$896
Production - Silver
Commercial silver ounces produced (v)	1,959,586	2,196,744	2,372,047	2,482,910
Cash costs per silver ounce produced (ii) (v)	$7.48	$7.37	$6.59	$7.10
Co-product cash costs per silver ounce produced (ii) (v)	$8.78	$8.46	$8.29	$7.71
All-in sustaining costs per silver ounce produced (ii) (v)	$10.78	$11.32	$10.72	$10.45
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$11.46	$11.67	$11.81	$10.55
Production - Other
Chapada concentrate production (tonnes)	70,255	63,259	61,324	47,685
Chapada copper contained in concentrate (millions of pounds)	36.6	34.0	33.6	26.8
Chapada co-product cash costs per pound of copper produced	$1.30	$1.41	$1.39	$1.81
Sales Included in Revenue (excluding 12.5% interest in Alumbrera)
Gold (ounces)	342,194	317,859	292,181	296,167
Silver (millions of ounces)	1.9	2.2	2.3	2.4
Chapada concentrate (tonnes)	74,538	55,460	60,455	50,337
Chapada payable copper contained in concentrate (millions of pounds)	38.6	29.1	31.5	26.7
Average Realized Prices
Gold - per ounce (i)	$1,101	$1,122	$1,195	$1,217
Silver - per ounce (i)	$14.67	$14.88	$16.28	$16.74
Copper - per pound (i)	$2.22	$2.85	$2.91	$2.89

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	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, unless otherwise noted)	2014 (iv)	2014 (iv)	2014 (iv)	2014
Financial results
Revenues (i)	$542.9	$494.4	$443.8	$353.9
Mine operating earnings	$87.6	$84.2	$80.8	$33.1
Net (loss)/earnings from continuing operations (iv)	$(299.5)	$(879.6)	$15.7	$(31.4)
Adjusted (loss)/earnings (ii) from continuing operations (iv)	$(16.2)	$(1.3)	$49.9	$9.9
Net (loss)/earnings (iv)	$(335.3)	$(1,023.3)	$5.1	$(29.6)
Cash flows from operating activities from continuing operations	$183.6	$156.6	$143.0	$30.7
Cash flows from operating activities before net change in working capital (ii)	$166.4	$180.7	$148.9	$93.9
Cash flows to investing activities from continuing operations	$(150.7)	$(197.3)	$(653.7)	$(139.2)
Cash flows from/(to) financing activities operations from continuing operations	$(10.4)	$34.1	$419.3	$97.2
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equity holders
Basic and diluted	$(0.69)	$(1.00)	$0.02	$(0.04)
Adjusted (loss)/earnings per share (ii) from continuing operations attributable to Yamana equity holders
Basic and diluted	$(0.02)	$—	$0.06	$0.01
Weighted average number of common shares outstanding - basic (in thousands)	877,664	877,551	772,565	753,356
Weighted average number of common shares outstanding - diluted (in thousands)	880,841	877,551	773,602	753,356
Financial position
Cash and cash equivalents	$191.0	$167.0	$174.0	$209.5
Total assets	$12,484.0	$12,866.9	$13,555.9	$11,375.5
Total non-current liabilities	$5,017.3	$5,139.7	$4,760.2	$3,717.2
Production - Gold
Commercial gold ounces produced (v)	350,159	302,875	259,728	204,254
Commissioning gold ounces produced (iii) (v)	—	23,722	19,390	18,605
Discontinued operations - gold ounces	2,414	5,745	5,246	5,511
Total gold ounces produced	352,573	332,342	284,364	228,370
Cash costs per gold ounce produced (ii) (v)	$513	$528	$540	$474
Co-product cash costs per gold ounce produced (ii) (v)	$640	$695	$646	$687
All-in sustaining costs per gold ounce produced (ii) (v)	$816	$867	$897	$859
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$893	$971	$951	$1,034
Production - Silver
Commercial silver ounces produced (v)	2,652,036	2,946,664	2,369,969	2,176,853
Cash costs per silver ounce produced (ii) (v)	$5.86	$4.80	$6.57	$6.76
Co-product cash costs per silver ounce produced (ii) (v)	$7.88	$6.84	$8.01	$8.32
All-in sustaining costs per silver ounce produced (ii) (v)	$10.02	$8.80	$11.76	$12.67
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$11.17	$9.99	$12.47	$13.77
Production - Other
Chapada concentrate production (tonnes)	63,955	69,279	60,975	51,570
Chapada copper contained in concentrate production (millions of pounds)	35.0	38.0	33.0	27.6
Chapada co-product cash costs per pound of copper produced	$1.57	$1.59	$1.75	$1.84
Sales Included in Revenue (excluding 12.5% interest in Alumbrera)
Gold (ounces)	346,588	281,681	247,661	192,586
Silver (millions of ounces)	2.8	2.7	2.2	2.2
Chapada concentrate (tonnes)	66,534	70,288	56,010	48,747
Chapada payable copper contained in concentrate (millions of pounds)	33.8	35.7	28.7	25.4
Average Realized Prices
Gold - per ounce (i)	$1,199	$1,276	$1,292	$1,300
Silver - per ounce (i)	$16.39	$19.27	$19.81	$20.43
Copper - per pound (i)	$2.99	$3.14	$3.11	$3.25

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Including commissioning ounces from C1 Santa Luz and Pilar.

(iv)	Balances are attributable to Yamana Gold Inc. equity holders.

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(v)	Balances are from continuing operations.

(vi)
Balances have been restated, as applicable, following the finalization of the fair value determination on acquisition of Osisko Gold (refer to Note 6(a): Acquisition and Disposition of Mineral Interests to the Consolidated Annual Financial Statements for additional details).

16.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company's internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 5(f) of the Exchange Act, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2015. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, the Company, as set forth in our assessment, did not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO, because of the material weaknesses disclosed in Management’s Responsibility for Financial Reporting. It has been assessed that controls related to income taxes were not designed with sufficient precision to prevent or detect a potential material error in the Company’s financial information, which resulted in a reasonable possibility that a material misstatement in the Company’s financial statements related to income taxes would not have been prevented or detected on a timely basis. Therefore, management has concluded that a material weakness existed in this review control. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material

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weakness identified has not resulted in a misstatement or error in the Company’s financial statements.  The controls have not been remediated as of December 31, 2015, however the Company has begun a process to re-design the controls.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the Consolidated Annual Financial Statements included in this annual report and have issued an attestation report dated February 26, 2016 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS

During the period ended December 31, 2015, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2015 and December 31, 2014 and results of operations for the periods ended December 31, 2015 and December 31, 2014.

This Management’s Discussion and Analysis has been prepared as of February 26, 2016. The Consolidated Annual Financial Statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2015 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2015 and the most recent Annual Information Form for the year ended December 31, 2015 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2015 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking

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statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new tax reform bill in Mexico, the amended federal income tax statute in Argentina and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar) possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core asset disposition, our expectations relating to the Osisko Acquisition (as defined herein), including with respect to anticipated benefits thereof and the magnitude of synergies therefrom, and the performance of the assets acquired from Osisko (as defined herein), and risks related to other acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2015 and other continuous disclosure documents filed by the Company since January 1, 2016 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that

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any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

*************

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